July 15, 2005

Mr. George F. Ohsiek, Jr.

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., MS 03-08

Washington D.C. 20549

Re:  Hansen Natural Corporation

Dear Mr. Ohsiek:

Reference is made to your letter of June 9, 2005 and to our telephone conversation of June 23, 2005 during the course of which you were kind enough to extend the deadline for our response until July 23, 2005.  We have now had the opportunity to consider the comments in your letter and respond as set forth below.  For ease of reference we have used the same paragraph numbers as were used in your letter and have included your comment immediately above our response.

References in the “Hansen’s Response” sections of this letter to the words “Hansen”, “the Company”, “we”, “us”, and “our”, mean Hansen Natural Corporation and its subsidiaries.  References herein to “you”, “your”, “staff” and “Commission” mean the U.S. Securities and Exchange Commission and its staff.

1.              Except for comment 15 for which amendment is required, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Hansen’s Response:

We have noted your comments and have complied with your request for an amendment in accordance with comment 15.  Form 10K/A, including amended Section 302 certifications, was filed on June 22, 2005.  We accept certain of the revisions suggested by you and they will be included in our future filings, as applicable.  In those instances where we have not agreed with the revisions suggested by you, we have explained our position and look forward to working with you to resolve any open items.

2.              You have presented a non-GAAP performance measure, “Gross Sales”. Please include the following wherever this measure is presented:

2a.       Cautionary disclosure that the measure presented may not be comparable to similarly titled measures used by other entities.

Hansen’s Response:

We propose to include the following statement in future filings: Gross sales, although used internally by management as an indicator of operating performance, should not be considered as an alternative to net sales, which is determined in accordance with GAAP, and should not be used alone as an indicator of operating performance in place of net sales.  Additionally, gross sales may not be comparable to similarly titled measures used by other companies.

2b.       A detailed description of how management “internally uses” the non-GAAP measure that fully explains why management believes it is useful and meaningful to investors and what additionally information it provides that is not provided by the GAAP performance measure.

Hansen’s Response:

Management uses gross sales as an indicator of operating performance in various ways, including, by way of illustration, the following:

•                  Sales reports are generated and made available to management on a gross sales basis.  Management analyzes such gross sales information by product, territory, channel and customer.  Sales reports are not prepared on a net sales basis.

•                  Gross sales including Budgeted Gross Sales is the starting point in management’s assessment of the extent of promotional activity that is to be authorized on a specific product basis.

•                  Sales performance including the performance of sales personnel is periodically evaluated based on gross sales achieved taking into account promotional expenditures incurred to achieve such gross sales.  Incentive based compensation for sales personnel is, in many instances, based upon the level of gross sales achieved within predetermined promotional expenditure levels.

Management believes such non-GAAP measure is useful and meaningful to investors in various ways, including by way of illustration, the following:

•                  Certain promotions with retailers are recorded as reductions of gross sales whereas other selling activity/promotions are recorded in selling, general and administrative expenses.  For example, when certain in-store advertising is used for product promotions, it is recorded as a reduction of gross sales whereas radio or television advertising is recorded as selling expense.  As a result, while the underlying gross sales and sales volumes might be precisely the same, the amount of net sales recorded in the two instances above would be distinctly different depending on the specific type of promotional and advertising activity chosen.  As a result, management believes that the disclosure of gross sales is an important indicator of operating performance, and further, facilitates evaluation of promotional activities to achieve sales volumes regardless of whether the cost is recorded as a reduction of gross sales or recorded in selling expenses.

•                  Evaluation of the Company’s sales growth and market share (which requires a more consistent correlation to volumes and ought to be based on measures unaffected by different characterizations of different types of promotional activities) is more meaningful from an analysis of gross sales.  In light of the numerous sales promotional programs, it is meaningful to investors to understand the level of all promotional expenditures to achieve sales.

2c.        Whether management uses the non-GAAP measure as liquidity measures also or as a measure of operating performance.

Hansen’s Response:

Management uses gross sales as a measure of operating performance.

2d.       A statement that the non-GAAP measure should not be considered as alternatives to Net sales, which is determined in accordance with GAAP, as indicators of operating performance.

Hansen’s Response:

Please see our proposed disclosure above in response to comment 2a.

2e.        A reconciliation to Net sales.

Hansen’s Response:

We respectfully inform the staff that the requested reconciliation already appears in our Consolidated Statement of Income and in our Results of Operations in Item 7 of our Form 10-K.  However, based on our response to comment 5 below, we propose to eliminate the presentation of gross sales as a line item in our Consolidated Statement of Income in future filings.  To the extent that gross sales will remain a line item in the Results of Operations in Item 7, we will continue to provide a reconciliation to net sales.

2f.          A discussion of the comparable GAAP operating performance measures, when the non-GAAP measure is discussed. Any non-GAAP measures should be balanced with presentation and discussion of the most directly comparable GAAP measure.

Hansen’s Response:

We respectfully believe we have met your requirement in our filings to date.  We have taken note of your comment and will balance our discussions of non-GAAP measures with our discussions of directly comparable GAAP measures in future filings.

Similarly, please revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations as well. See Item 10(e) of Regulation S-K.

Hansen’s Response:

Management’s Discussion and Analysis will be prepared with the above comments in mind in future filings.

3.              When two or more factors contributed to a material change in a financial statement line item between periods please quantify the extent to which each factor contributed to the overall change. For instance, when discussing the various reasons for changes in your Net Sales, it would be helpful if you quantified the individual impact of changes in sales prices versus volume. This would provide the reader with a better understanding of the extent to which each factor contributed to the overall change. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Hansen’s Response:

If there are two or more factors contributing to a material change in a financial statement line item, we will quantify the extent to which each factor contributed to the overall change in future filings.

4.              The discussion and analysis of cash flows should not be merely a recitation of changes evident from the financial statements. Please revise your Management’s Discussion and Analysis to explain why there were material changes in your accounts such as accounts receivable and payable. Additional1y, please expand your discussion to include an analysis of known material trends, events, demands, commitments and uncertainties. See Item 303 of Regulation S-K.

Hansen’s Response:

In future filings, we will expand our discussion to explain material changes in our accounts, including if material, accounts receivable, accounts payable and inventory.  We will also include an analysis of known material trends, events, demands, commitments and uncertainties.

5.              Please remove the line items above net sales from the face of your statement of income. Your disclosures elsewhere throughout the filing should also be revised to remove the implication that both gross and net amounts represent your GAAP basis sales. You should still disclose your accounting treatment for discounts, allowances and promotional payments for each period presented as required by EITF 01-9 and provide appropriate disclosure in Schedule II of revenue dilution items in accordance with Rules 5-04 and 12-09 of Regulation S-X. Please show us what your revised disclosures will look like.

Hansen’s Response:

We will remove gross sales from our Consolidated Statement of Income in our future filings.

In our Results of Operations section in Item 7, we propose to eliminate any implication that both gross and net sales amounts meet GAAP sales reporting requirements by adding a footnote disclosure as proposed in response to comment 2a.

Additionally, we will provide the following footnote disclosure to the disclosure of discounts, allowances and promotional payments in the Results of Operations:  *Although the expenditures described in this line item are determined in accordance with GAAP and meet GAAP requirements, the disclosure thereof as aforesaid does not conform with GAAP presentation requirements.

We will disclose our accounting treatment for discounts, allowances and promotional payments as required by EITF 01-9 and will provide appropriate disclosure in Schedule II of revenue dilution items in accordance with Rules 5-04 and 12-09 of Regulation S-X in future filings.  Please see proposed disclosures in Exhibit ”A.”

6.              Please tell us more about and disclose, in more detail, the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Specifica11y address whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. If you currently exclude a portion of these costs from cost of sales, please disclose:

•                  in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•                  in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Hansen’s Response:

The principal elements that make up the cost of sales are raw materials utilized in the manufacture of our products, co-packing fees, in-bound freight charges as well as certain internal transfer costs and warehouse expenses incurred prior to the manufacture of the Company’s finished products.  Raw materials account for the largest portion of the cost of sales.  Raw materials include cans, bottles, other containers, ingredients and packaging materials.  As the Company contracts the manufacture of its products out to independent third parties, such co-packing fees are included in cost of sales.  The Company’s own

manufacturing overhead included in cost of sales is immaterial.   Certain quality control costs are included in cost of sales whereas quality control costs based on internal staff costs are captured in selling, general and administrative expenses. Distribution costs to our customers are included in selling costs.

Subject to the above, we will make the appropriate disclosures in our future filings.  Additionally, we will disclose in our MD&A that our gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales while others exclude a portion thereof from gross margin, including them instead within selling, general and administrative expenses.  Please see our proposed disclosure in Exhibit ”B”.

7.              We note that you sell several types of products based on your discussion in Item l.

Business and the product line references on your website. Please disclose the product line revenue disclosures required by paragraph 37 of SFAS 131. In particular, we assume that would require revenue disclosures for each period presented for the following product categories:

•              Energy

•              Juices and Non Carbonated

•              Sodas

•              Specialty and Nutrition

If you believe that other product categories are more appropriate, please show us what your future disclosures will look like.

Hansen’s Response:

Please refer to our response to Comment number 12.  After reassessing the criteria of SFAS 131, we now consider that we may have two reportable segments, based on the different methods by which certain product groupings (including package format) are managed and are sold and delivered to customers, namely Direct Store Delivery (“DSD”) products (primarily energy drinks) and Warehouse delivery (“Warehouse”) products (primarily juice based and soda beverages). Specialty and Nutrition products have, for practical purposes, been discontinued. The last sentence of paragraph 36 states “Information required by paragraphs 37-39 need be provided only if it is not provided as part of the reportable operating segment information provided by this statement”.  As we will be providing revenues by DSD and Warehouse products respectively, in our future financial statements, we believe we will meet the requirements of the revenue disclosures required by paragraph 37.

Should the Commission, following our representations to Comment number 12 below, permit us to continue reporting on the basis of one segment in line with all of our competitors, we will in such event nevertheless provide revenue disclosures by DSD and Warehouse respectively.

8.              Please disclose separately the trademarks you license from third parties from the trademarks you own, to the extent material. See paragraph 45 of SFAS 142.

Hansen’s Response:

The trademarks and trademark licenses listed in the balance sheet and in the footnotes to the financial statements are wholly owned and/or controlled by the Company and/or entities wholly-owned or controlled by the Company.  There are no trademarks or trademark licenses that are capitalized that are owned by a third party.

The Company does license certain trademarks from third parties, none of which are capitalized and the royalty expense is not material.

9.              Please disclose the amount of advertising costs reported as assets in each balance sheet presented. See paragraph 49 of SOP 93-7.

Hansen’s Response:

Currently, there are no advertising costs included in the balance sheets presented.

10.       If material, please quantify the volume of business transacted with individual suppliers for components which you have identified as having a “limited number of sources.” See paragraph 22 of SOP 94-6.

Hansen’s Response:

In future filings, we will quantify the aggregate dollar volume of business transacted with suppliers, as a group, for components which we identify as having a “limited number of resources.”

The proposed disclosure is as follows:  The Company purchases various raw material items, including, but not limited to, flavors, ingredients and containers, from a limited number of resources.  An interruption in supply from certain of such resources could result in the Company’s inability to produce certain products.  The aggregate value of business conducted with suppliers for such limited resources described above for the period ended xx, 200x was $___________.

11.       Please disclose the basis for attributing revenues to individual countries and disclose revenues and assets attributable to individual foreign countries, to the extent material. Tell us your thresho1d for assessing materiality for disclosure purposes. See paragraph 38 of SFAS 131 for guidance.

Hansen’s Response:

We attribute revenues to individual countries based on the destination of shipped products in accordance with our revenue recognition policy.  Revenues attributed to foreign countries have historically been less than 1% and in 2004 amounted to approximately 1%.  Additionally, no significant assets are attributable to foreign countries.  To the extent that they may become material in the future, we will make the required disclosure.

12.       Based on your discussion of gross profit in Management’s Discussion and Analysis, it appears that your energy products business may represent a separate operating segment as defined in paragraph 10 of SFAS 131. It appears that the gross margins for your energy drinks are significantly higher than your other products and therefore do not meet the aggregation criteria of paragraph 17 of SFAS 131. If you do not agree that this business represents a separate operating segment, please tell us in detail why not. Please ensure that your response compares the revenues and gross margins for your energy drinks and your other products and demonstrate how this information supports your segment presentation under SFAS 131. If after reassessing the criteria in SFAS 131, you now believe that you have separate reportable segments, please revise your future financial statements accordingly.

Hansen’s Response:

We do not have an energy products business whose operating results are regularly reviewed by our chief decision makers.  As noted in our response to Comment number 7, the Company has two different methods by which certain product groupings (including package format) are managed and are sold and delivered to customers, namely DSD and Warehouse.

While the gross margins for our energy drinks, in general, are higher than our other beverages, we operate in one industry, finished beverages. The average gross margins for our DSD products (almost all of our energy drinks fall into DSD products) for the year ended December 31, 2004 was approximately 66% (expressed as a % of gross sales), whereas the average gross margins for our other beverages for the same period was approximately 50% on a comparable basis. Gross revenues for DSD for the year ended December 31, 2004 was $134 million and for Warehouse was $93 million.

After reassessing SFAS 131 and the increased percentage of DSD sales attributable to energy drinks, which on an on-going basis are demonstrating higher long-term gross margins than Warehouse products, we now consider that we may have two reportable segments which comprise DSD, whose principal products comprise energy drinks, and Warehouse, whose principal products comprise juice based and soda beverages.

We respectfully believe that notwithstanding the above, the disclosure by us of two reportable segments will cause undue and excessive hardship and prejudice to the Company, both in terms of the disclosure of information to our competitors and the implications such information will have vis a vis our customer base, which is becoming increasingly concentrated and powerful.

The consumer products market, and in particular the beverage market, is highly complex in terms of inter-aligned product offerings, the manner and locality in which products are sold, the methods of distribution, the structure of deals, promotional payments and slotting, the various pack size configurations that are often dependent on channel, and the co-dependence and intertwining of specific products in the sales and marketing functions.  For these reasons, beverage companies and major consumer goods companies do not further segment either their North American geographical consumer goods businesses or large chunks of their Consumer Products Division in North America.  See for example, The Coca-Cola Company, Coca-Cola Enterprises, Inc., PepsiCo, Inc., The Pepsi Bottling Group, Inc., National Beverage Corp., Jones Soda Co., Cott Corporation, The Hain Celestial Group, Inc., Campbell Soup Company, Kraft Foods, Inc., H.J. Heinz Company, Procter and Gamble Company and ConAgra Foods, Inc.  See Exhibit ”C” attached hereto.

In the light of the above, we respectfully request the Commission to permit the Company to disclose only one reportable segment, which is consistent with the approach adopted by our publicly traded beverage competitors such as Coca-Cola Company, Coca-Cola Enterprises, Inc., PepsiCo, Inc., Pepsi Bottling Group, Inc., National Beverage Corp., Jones Soda Co., Cott Corporation, and indeed other companies in the consumer goods area such as Hain Celestial Group, Inc., ConAgra Foods, Inc., H.J. Heinz Company.  Moreover, other companies such as Campbell Soup Company, Kraft Foods, Inc. and Procter & Gamble report extremely broadly based segments.  For example, Kraft Foods includes in one segment coffee in powder form, frozen treats, powdered soft drinks, Kool-Aid slushies, powdered soft drinks, ready-to-drink soft drinks, non-carbonated water products, juices and juice drinks.  We respectfully refer the Commission to Exhibit C.

13.       Please be advised that an inventory write down due to obsolescence establishes a new cost basis and should not be presented as a reserve. See Chapter 4, footnote 2, of ARB 43 and SAB Topic 5:BB. We assume the company is presenting the reserve for informational purposes only and that subsequently you do not increase the cost basis of inventory items after a write down has been recorded. Please confirm whether our understanding is correct and clarify your policy in future filings. Additionally, if the sale of inventory previously written-down resulted in the recognition of gross margin in excess of your typical margin and the effects were material to reported results of operations, please provide appropriate MD&A disclosure.

Hansen’s Response:

The Company does not increase the cost basis of inventory items after the write-down has been recorded.  Any sale of inventory previously written-down has not resulted in any material recognition of gross margin in excess of the particular item’s typical gross margin.  The Company will conform with your request to clarify the policy in future filings.

14.       Pursuant to Item 60l(b)(21) of Regulation S-K please file an updated list of all of your subsidiaries.  We note from your MD&A discussion you have subsidiaries, Hansen Junior Juice Company and Blue Sky Natural Beverage, incorporated in May 2001 and September 2000, not listed on your current list, which is incorporated by reference to your Form 10KSB for the year ended December 31, 1992.

Hansen’s Response:

The Company apologizes for the omission which was unintentional and will be rectified in our Form 10-Q filing for the second quarter ended June 30, 2005.

15.       We note that your certifications exclude paragraph 4(b) regarding internal control over financial reporting.  In addition, you have omitted the portion of the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company. Please amend the filing to include the above disclosures since they are required to be included in your Section 302 certifications in the first annual report required to contain management’s internal control report and thereafter.

Hansen’s Response:

See response to comment 1 above.  The filing has been amended to include the certifications required by Section 302.

16.       We notice you have not been consistently filing information under Item 2.02, Results of Operations and Financial Condition, of Form 8-K. Please tell us in detail why you believe you have not met the reporting requirement of this item in light of your quarterly earnings releases.

Hansen’s Response:

As the Company has grown and developed, so has the complexity of questions raised in the Company’s quarterly conference calls with investors, and indeed the content of the conference calls in general.  Accordingly, the Company filed a Form 8-K in respect of the content of the conference call for the last quarterly results (repeating the instructions earlier disclosed in its press release) and the Company intends to file Form 8-K’s prior to its investor presentations in connection with the content of future quarterly conference calls.

On May 2, 2005, the Company issued a press release announcing its results for its first quarter ended March 31, 2005 and inviting all interested investors to participate in the Company’s investor conference call via live audio web broadcast.  The press release contained appropriate instructions for participation in the web broadcast and also advised that interested investors who were not able to listen to the live web broadcast could listen to the broadcast at the named websites for one year.

***

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the responses above, please contact us at (951) 739-6200 at your convenience.

Sincerely,

/s/ Rodney C. Sacks	/s/ Hilton H. Schlosberg
Rodney C. Sacks Chairman of the Board of Directors and Chief Executive Officer	Hilton H. Schlosberg Vice Chairman of the Board of Directors, President, Chief Operating Officer, Chief Financial Officer and Secretary

EXHIBIT A - Response to Comment 5

Change in Accounting for Promotional Allowances – The Financial Accounting Standards Board’s (“FASB”) EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products requires certain sales promotions and customer allowances (based on criteria within EITF No. 01-9) to be classified as a reduction of net sales or as cost of goods sold instead of selling, general and administrative expenses.  The effect of the accounting related to EITF No. 01-9 for the year ended December 31, 2004 was to decrease net sales by $43,756,741, increase cost of goods sold by $53,883 and decrease selling, general and administrative expenses by $38,053,658 and for the year ended December 31, 2003 was to decrease net sales by $19,452,566, increase cost of goods sold by $80,530 and decrease selling, general and administrative expenses by $19,533,096.  For the year ended December 31, 2002, $14,846,875 has been reclassified as a reduction to net sales and $220,394  as an increase in cost of sales, both of which were previously reported as selling, general and administrative expenses.

VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Description	Balance at beginning of period	Charged to cost and expenses	Charged as a reduction of gross sales	Deductions	Balance at end of period

Allowance for doubtful accounts, sales returns and cash discounts:

2004	$875,351	225,339	3,359,814	(3,208,403)	$1,252,101
2003	$1,098,645	144,551	2,791,878	(3,159,723)	$875,351
2002	$625,270	338,003	2,770,028	(2,634,656)	$1,098,645

Promotional allowances:

2004	$4,666,770	—	29,939,960	(28,336,986)	$6,269,744
2003	$3,170,171	—	15,139,959	(13,643,360)	$4,666,770
2002	$2,981,556	—	12,660,386	(12,471,771)	$3,170,171

Inventory reserves:

2004	$1,236,219	184,472	—	(465,004)	$955,687
2003	$646,439	589,780	—	—	$1,236,219
2002	$400,767	269,530	—	(23,858)	$646,439

EXHIBIT B - Response to Comment 6

Basis of Reporting

Net Sales – Net sales consists of sales recorded at the time the related products are shipped and the risk of ownership and title have passed, less allowances for returns, spoilage, discounts and promotional allowances recorded in accordance with EITF No. 01-9.

Cost of Sales – Cost of sales consists of the costs of raw materials utilized in the manufacture of our products, co-packing fees, in-bound freight charges as well as certain internal transfer costs, warehouse expenses incurred prior to the manufacture of the Company’s finished products and certain quality control costs.  Raw materials account for the largest portion of the cost of sales.  Raw materials include cans, bottles, other containers, ingredients and packaging materials.

Operating Expenses – Operating expenses include selling expenses such as distribution expenses to transport our products to our customers, expenses including advertising, sampling and in-store demonstration costs, material costs for merchandise displays, point-of-sale materials and premium items, sponsorship expenses, other marketing expenses and design expenses.  Operating expenses also include general and administrative costs such as payroll costs, travel costs, professional service fees, depreciation and other general and administrative costs.

EXHIBIT C - Response to Comment 12

CATEGORY 1 – EXAMPLES OF BEVERAGE COMPANIES

Company

Segment Description

Products

Coca-Cola Company

The business of the company is non-alcoholic beverages. Their operating segments derive a majority of their revenues from the manufacture and sale of beverage concentrates and syrups and in some cases the sale of finished beverages. The company also markets and distributes juices and juice drinks as well as water products and not ready-to-drink powder products. In addition, Coca-Cola Company markets and distributes sports drinks, teas, coffees and other beverages.The only segment disclosed is North America which comprises U.S. and Canada for all of the above products. See extract from Coca-Cola 10K attached as Exhibit 1-A and profile from Yahoo Finance as Exhibit 1-B.

Soda concentrates, finished products, Nestea Ice Tea products, Minute Maid brand juice products, Hi-C Blast aseptic juice drinks, Dasani water products, Powerade non-carbonated sports drinks, Full Throttle and KMX Energy drinks. For a full list of company brands see Exhibit 1-C.

Company	Segment Description	Products
Coca-Cola Enterprises, Inc.

The company produces, markets and distributes non-alcoholic beverages, primarily products of Coca-Cola Company, Atlanta, Georgia. The companies principal products comprise carbonated beverages for which it purchases concentrates from the Coca-Cola Company which are mixed with their own ingredients and manufactured into soft drinks. The company also purchases and distributes non-carbonated beverages such as isotonics, teas and juices drinks in finished form from the Coca-Cola Company and produces, markets and distributes Dasani water. Only one segment disclosed. See extract from 10K attached as Exhibit 2-A and profile from Yahoo Finance as Exhibit 2-B.

Coca-Cola carbonated beverages and all associated brands i.e. Sprite, Fanta, Powerade non-carbonated sports drinks, Dasani water, Minute Maid juice products and others such as Nestea ice tea products and, in particular, Full Throttle and KMX Energy drinks. The company has also recently started distributing Rockstar brand energy drinks which are owned by a third party. For a full list of company brands see Exhibit 2-C.

PepsiCo, Inc.

PepsiCo, Inc. manufactures or uses contract manufacturers, markets and sells a variety of salty, sweet and grain-based snacks, carbonated and non-carbonated beverages and foods. The relevant segment is Pepsico Beverages North America. See extract from PepsiCo, Inc. 10K attached as Exhibit 3-A and profile from Yahoo Finance as Exhibit 3-B.

Their North American division include the U.S. and Canada. In their North American division their beverage products alone, include concentrates, finished products, sodas, Dole brand juices and juice drinks, Starbucks brand coffee drinks, Aquafina drinking water products, Lipton ice tea beverages, Gatorade non-carbonated brand sports drinks, Propel fitness water products, Tropicana juices and juice drinks, Sobe brand juice drinks and ice teas as well as Sobe Adrenaline Rush, Sobe No Fear and AMP energy drinks.For a full list of company brands see
Exhibit 3-C.

The Pepsi Bottling Group, Inc.

The company is the world’s largest manufacturer, seller and distributor of Pepsi cola beverages. The company’s financial statements and 10K reflect a single segment.See extract from The Pepsi Bottling Group, Inc. 10K attached as Exhibit 4-A and profile from Yahoo Finance as Exhibit 4-B.

Pepsi Cola, Diet Pepsi, Aquafina water products, Lipton Brisk ice tea products, Sobe juice drinks and ice teas, Starbucks Frappuccino coffee drinks, Tropicana juices and juice drinks. The company also sells and distributes soft drinks including Dr. Pepper and Squirt. The company also sells and distributes Sobe Adrenaline Rush and Sobe No Fear and Amp energy drinks. For a full list of company brands see Exhibit 4-C.

National Beverage Corp.	Operates as a single operating segment. See extract from National Beverage Corp. 10K attached as Exhibit 5-A and profile from Yahoo Finance as Exhibit 5-B.	Own brand soda carbonated beverages as well as private label beverages, sparkling water, non-carbonated juice drinks and energy drinks. For a full list of company brands see Exhibit 5-C.

Jones Soda Co.	The company has one operating segment which encompasses all of its beverage products. See extract from Jones Soda Co. 10K attached as Exhibit 6-A and profile from Yahoo Finance as Exhibit 6-B.	Sodas in bottles and cans, ice teas and juice cocktails in bottles, energy drinks in cans. For a full list of company brands see Exhibit 6-C.

Cott Corporation

Cott describes themselves as the world’s leading supplier retail brand carbonated soft drinks principally sold under customer controlled private labels but also under own control brands and licensed brand names and reports only one operating segment in the U.S. Products also include energy drinks. See extract from Cott Corporation 10K attached as Exhibit 7-A and profile from Yahoo Finance as Exhibit 7-B.

Sparkling flavored beverages, juices and juice based products, bottled water, energy drinks and ice teas. For a full list of company brands and products see Exhibit 7-C.

CATEGORY 2 – EXAMPLES OF CONSUMER PRODUCT COMPANIES WITH ONE REPORTABLE SEGMENT FOR RETAIL PRODUCTS

Company	Segment Description	Products
Hain Celestial Group, Inc.

The company is engaged in one business segment. The manufacture and distributing of natural organic food, beverage and body care products. See extract from Hain Celestial Group, Inc. 10K attached as
Exhibit 8-A and profile from Yahoo Finance as Exhibit 8-B.

The natural and organic food product lines consist of approximately 1,500 branded items and include non-dairy drinks [soy and rice milk], popcorn cakes, cookies, crackers, flour and baking mixes, hot and cold cereals, pasta, baby food, condiments, cooking oils, granolas, granola bars, cereal bars, canned and instant soups, chili’s, packaged grain, nut butters and nutritional oils, juices, frozen desserts and ethnic meals. The company’s beverage and tea products include approximately 80 flavors of tea made from natural ingredients and also offer organic and ice teas primarily Celestial Seasonings teas which are sold in dry form. The company’s snack food products include various potato and vegetable chips, organic tortilla style chips, pretzels, sweet potato chips, popcorn and potato chips. The company’s meat alternative products consist of meat alternative choices among veggie burgers, veggie wieners, veggie slices, veggie entrees and veggie ground round. Frozen foods products include a line of frozen meals, side dishes and other items. They also offer non-dairy confections and novelties. The company’s natural health and body care products include a line of personal care products including skin care, hair care, body care, oral care and deodorants. For a full list of company brands and products see Exhibit 8-C.

Company	Segment Description	Products
ConAgra Foods, Inc.

The company’s operations are organized into three reporting segments. The relevant segment is retail products which includes branded foods. See extract from ConAgra Foods, Inc. 10K attached as Exhibit 9-A and profile from Yahoo Finance as Exhibit 9-B.

Retail products reported includes branded foods sold in retail channels and includes frozen, refrigerated and shelf stable temperature classes. This segment includes products such as Swiss Miss chocolate drink mixes, snack-packs, jelly and preserves, popcorn, Chef Boyardee instant meals, Kid’s Cuisines, etc. For a full list of company brands see Exhibit 9-C.

H. J. Heinz Company

The company manufacturers, markets, distributes and sells food in the United States. They conduct their U.S. food business through 2 segments, North American Consumer Products and U.S. Food Service. See extract from H. J. Heinz Company 10K attached as Exhibit 10-A and profile from Yahoo Finance as Exhibit 10-B.

Wide range of products which includes, but is not limited to, ketchup, condiments, sauces, pasta meals, frozen potatoes, entrees, snacks and appetizers. For a full list of company brands see Exhibit 10-C.

CATERGORY 3 – EXAMPLES OF CONSUMER PRODUCT COMPANIES WITH BROAD REPORTABLE SEGMENTS

Campbell Soup Company

Segments their business into 5 segments the relevant one is North America sauces and beverages. See extract from Campbell Soup Company’s 10K attached as Exhibit 11-A and profile from Yahoo Finance as Exhibit 11-B.

This segment includes sales of Prego pasta sauces, Pace Mexican sauces, canned pastas and gravies, V-8 vegetable juices, V-8 Splash juice beverages, Campbell’s tomato juice as well as a number of other businesses in Mexico and other Latin America and Caribbean countries. For a full list of company brands see Exhibit 11-C.

Kraft Foods, Inc.	The company has 5 reportable segments, the relevant one of which is U.S. beverages. See extract from Kraft Foods, Inc. 10K attached as Exhibit 12-A and profile from Yahoo Finance as Exhibit 12-B.

Coffee in powder form, frozen treats, powdered soft drinks, Kool-Aid slushies, ready-to-drink soft drinks, non-carbonated water products, juices and juice drinks. For a full list of company brands see Exhibit 12-C.

Company	Segment Description	Products
Procter & Gamble Company

The company is organized into 5 product based global businesses one of which is both snacks and beverages. That segment includes coffee, snacks, commercial services and juice. See extract from Procter & Gamble 10K attached as Exhibit 13-A and profile from Yahoo Finance as Exhibit 13-B.

Coffee (powder form), snacks, commercial services and juice. For a full list of company brands in the snack and beverage segment see Exhibit 13-C.

EXHIBIT 1-A

NOTE 19: OPERATING SEGMENTS

Our Company’s operating structure includes the following operating segments: North America; Africa; Asia; Europe, Eurasia and Middle East; Latin America; and Corporate.  North America includes the United States, Canada and Puerto Rico.  Prior–period amounts have been reclassified to conform to the current–period presentation.

Segment Products and Services

The business of our Company is nonalcoholic beverages.  Our operating segments derive a majority of their revenues from the manufacture and sale of beverage concentrates and syrups and, in some cases, the sale of finished beverages.  The following table summarizes the contribution to net operating revenues from Company operations (in millions):

Year Ended December 31,	2004	2003	2002

Company operations, excluding bottling operations	$18,871	$18,177	$17,123
Company–owned bottling operations	3,091	2,867	2,441

Consolidated net operating revenues	$21,962	$21,044	$19,564

Method of Determining Segment Profit or Loss

Management evaluates the performance of our operating segments separately to individually monitor the different factors affecting financial performance.  Segment profit or loss includes substantially all the segment’s costs of production, distribution and administration.  Our Company typically manages and evaluates equity investments and related income on a segment level.  However, we manage certain significant investments, such as our equity interests in CCE, within the Corporate operating segment.  Our Company manages income taxes on a global basis.  We manage financial costs, such as interest income and expense, on a global basis within the Corporate operating segment.  Thus, we evaluate segment performance based on profit or loss before income taxes and cumulative effect of accounting change.

112

Information about our Company’s operations by operating segment is as follows (in millions):

	North America	Africa	Asia		Europe, Eurasia and Middle East		Latin America		Corporate		Consolidated
2004
Net operating revenues	$6,643	$1,067	$4,691	(1)	$7,195		$2,123		$243		$21,962
Operating income (loss)(2)	1,606	340	1,758		1,898		1,069		(973	)(3)	5,698
Interest income									157		157
Interest expense									196		196
Depreciation and amortization	345	28	133		245		42		100		893
Equity income (loss)—net	11	12	83		85		185	(4)	245		621
Income (loss) before income taxes and cumulative effect of accounting change(2)	1,629	337	1,841		1,916		1,270	(4)	(771	)(3),(5)	6,222
Identifiable operating assets	4,731	789	1,722		5,373	(6)	1,405		11,055	(7)	25,075
Investments(8)	116	162	1,401		1,323		1,580		1,670		6,252
Capital expenditures	247	28	92		233		38		117		755

2003
Net operating revenues	$6,344	$827	$5,052	(1)	$6,556		$2,042		$223		$21,044
Operating income (loss)(9)	1,282	249	1,690		1,908		970		(878	)(10)	5,221
Interest income									176		176
Interest expense									178		178
Depreciation and amortization	305	27	124		230		52		112		850
Equity income (loss)—net	13	13	65		78		(5	)(11)	242		406
Income (loss) before income taxes and cumulative effect of accounting change(9)	1,326	249	1,740		1,921		975	(11)	(716	)(10)	5,495
Identifiable operating assets	4,953	721	1,923		5,222	(6)	1,440		7,545	(7)	21,804
Investments(8)	109	156	1,345		1,229		1,348		1,351		5,538
Capital expenditures	309	13	148		198		35		109		812

2002
Net operating revenues	$6,264	$684	$5,054	(1)	$5,262		$2,089		$211		$19,564
Operating income (loss)	1,531	224	1,820		1,612		1,033		(762)		5,458
Interest income									209		209
Interest expense									199		199
Depreciation and amortization	266	37	133		193		57		120		806
Equity income (loss)—net	15	(25)	60		(18)		131		221		384
Income (loss) before income taxes and cumulative effect of accounting change	1,552	187	1,848		1,540		1,081		(709)		5,499
Identifiable operating assets	4,999	565	2,370		4,481	(6)	1,205		5,795	(7)	19,415
Investments(8)	142	115	1,150		1,211		1,352		1,021		4,991
Capital expenditures	334	18	209		162		37		91		851

Intercompany transfers between operating segments are not material.

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

(1)                    Net operating revenues in Japan represented approximately 61 percent of total Asia operating segment net operating revenues in 2004, 67 percent in 2003 and 69 percent in 2002.

(2)                    Operating income (loss) and income (loss) before income taxes and cumulative effect of accounting change were reduced by approximately $18 million for North America, $15 million for Asia, $377 million for Europe, Eurasia and Middle East, $6 million for Latin America and $64 million for Corporate as a result of other operating changes recorded for asset impairments.  Refer to Note 16.

(3)                    Operating income (loss) and income (loss) before income taxes and cumulative effect of accounting change for Corporate were impacted as a result of the Company’s receipt of a $75 million insurance settlement related to the class-action lawsuit settled in 2000.  The Company subsequently donated $75 million to the Coca-Cola Foundation.

(4)                    Equity income (loss)—net and income (loss) before income taxes and cumulative effect to accounting change for Latin America were increased by approximately $37 million as a result of a favorable tax settlement related to Coca-Cola FEMSA, one of our equity method investees. Refer to Note 2.

(5)                    Income (loss) before income taxes and cumulative effect of accounting change was increased by approximately $24 million for Corporate due to noncash pre-tax gains that were recognized on the issuances of stock by CCE one of our equity investees. Refer to Note 3.

(6)                    Identifiable operating assets in Germany represent approximately 46 percent of total Europe, Eurasia and Middle East identifiable operating assets in 2004 and 50 percent in 2003 and 2002.

(7)                    Principally cash and cash equivalents, marketable securities, finance subsidiary receivables, goodwill, trademarks and other intangible assets and property, plant and equipment.

(8)                    Principally equity investments in bottling companies.

(9)                    Operating income (loss) and income (loss) before income taxes and cumulative effect of accounting change were reduced by approximately $273 million for North America, $12 million for Africa, $18 million for Asia, $183 million for Europe, Eurasia and Middle East, $8 million for Latin America and $67 million for Corporate as a result of streamlining charges.  Refer to Note 17.

(10)              Operating income (loss) and income (loss) before income taxes and cumulative effect of accounting change were increased by approximately $52 million for Corporate as a result of the Company’s receipt of a settlement related to a vitamin antitrust litigation matter. Refer to Note 16.

(11)              Equity income (loss)—net and income (loss) before income taxes and cumulative effect of accounting change for Latin America were reduced $102 million primarily for a charge related to one of our equity method investees. Refer to Note 2.

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Compound Growth Rate Ended December 31, 2004	North America	Africa	Asia	Europe, Eurasia and Middle East	Latin America	Corporate	Consolidated

Net operating revenues
5 years	4.2%	9.3%	0.5%	11.8%	3.2%	8.0%	5.5%
10 years	5.0%	6.5%	4.1%	4.1%	1.0%	19.2%	4.2%

Operating income
5 years	2.1%	9.3%	8.0%	15.9%	5.2%	*	7.4%
10 years	5.7%	5.1%	4.2%	4.3%	3.4%	*	4.6%

*                 Calculation is not meaningful.

114

EXHIBIT 1-B

Coca-Cola Co (Coke) (KO)

BUSINESS SUMMARY

The Coca-Cola Company engages in manufacturing, distributing, and marketing nonalcoholic beverage concentrates and syrups worldwide. The company also produces, markets, and distributes juices and juice drinks, as well as water products. It sells beverage concentrates and syrups to bottling and canning operators, distributors, fountain wholesalers, and fountain retailers. The company’s beverage products comprise bottled and canned soft drinks and beverages, as well as concentrates, syrups, and not-ready-to-drink powder products. In addition, The Coca-Cola Company markets and distributes sports drinks, teas, coffees, and other beverage products. The company was organized in 1886 and is headquartered in Atlanta, Georgia.

EXHIBIT 1-C

THE COCA-COLA COMPANY BRANDS

Listed below are the brands included in our 2003 unit case volume. Some are licensed and many are sold only in select locations.

A

A&W	Accent	Ades	Alhambra

Alive	Almdudler	Ambasa	American

Andifrut	Appletiser	Aquactive	Aquana

Aquapure	Aquarius	Aqvaris	Arwa

Aybal-Kin

B

Bacardi Mixers	Barq’s	Beat	Belté

Beverly	Bibo	Bimbo	Bimbo Break

Bingooo	Bistrone	Bjare	BlackFire

Boco	Bom Bit Maesil	Bonaqua/Qa	BPM

Bright And Early	Bubbly	Burn

C

caffeine free Barq’s	caffeine free Coca-Cola	caffeine free Coke II	caffeine free Diet Coke/ Coca-Cola light

Cal King	Calypso	Canada Dry	Cannings

Cappy	Carvers	Chaho	Charrua

Chaudfontaine	Cheers	cherry Coke	Chinotto

Chinotto light	Chippewa	Chivalry	Ciel

Citra	Club	Coca-Cola	Cocoteen

Coke II	Cresta	Cristal	Crush

Crystal	Cumberland Gap

D

DANNON	DASANI	Delaware Punch	DESCA

diet A&W	diet Almdudler	diet Andifrut/Andifrut light	diet Andina Nectar/Andina Nectar light

diet Barq’s	diet Canada Dry	diet cherry Coke	Diet Coke/Coca-Cola light

Diet Coke with Lemon /Coca-Cola light with Lemon	diet Crush	diet Dr Pepper	diet Fanta

diet Ikon	diet INCA KOLA	diet Kia Ora	diet Krest

diet Lift	diet Lilt	diet Mello Yello	diet Minute Maid Soft Drink

diet Mr Pibb	diet Nestea/Nestea light	diet Nestea COOL	diet Oasis

diet Pop	diet Sasi	diet Schweppes	diet Sprite

diet Squirt	diet Tai	diet vanilla Coke	Disney Hundred Acre Wood

Disney Mickey’s Adventure	Disney Winnie The Pooh	Disney Xtreme Cooler	Dorna

Drim	Dr Pepper

E

E2	Earth & Sky	Eight O’Clock	Escuis

Escuis light	Eva Water	Evian

F

Fanta	Finley	Fioravanti	Five Alive

Flavor Rage	Floatz	Fontana	Fraser & Neave

Freezits	Fresca	Frescolita	Freskyta

Fresquinha	Frestea	Frisco	Frucci

Frugos	Frugos Fresh	Fruitia	Fruitlabo

Fruitopia	Fruitopa Freeze	Fruktime	Frutina

Frutonic

G

Genki No Moto	Georgia	Georgia Club	Georgia Gold

Gini	Gold Spot	Golden Crush	Grapette

Guarana Jesus

H

H2OK	Happy Valley	Haru no Mint Shukan	Hawai

Hi-C	Hi Spot	Hit	Horizon

Huang

I

Ice Dew	Ice Mountain	Ikon	INCA KOLA

Izvorul Alb

J

Jaz Cola	Jet Tonic	Jinmeile	Jolly Juice

Joy	Joya	Jozuni Yasai	Jurassic Well

Just Juice	Juta

K

Kapo	Kapo Axion	Kapo Super Power	Keri

Kia Ora	Kidsfruitz	Kilimanjaro	Kin

Kin light	Kinley	Kiwi Blue	KMX

Kochakaden	Koumisoukai	Krest	Kuat

Kuat light	Kuli

L

Leed	Lift	Lilt	Limca

Limonade	Linnuse	Love Body

M

Maaza	Mad River	Magnolia	Magnolia Funch

Magnolia Zip	Malvern	Manzana Mia	Mare Rosso

Marocha	Master Chill	Master Pour	Mazoe

Meijin	Mello	Mello Yello	Mer

Mezzo Mix	Miami	Mickey Mouse	Migoro-Nomigoro

Milo	Minaqua	Minute Maid	Minute Maid Juice To Go

Minute Maid Soft Drink	Mireille	Mone	Monsoon

Mori No Mizudayori	Mr. Pibb	Multivita

N

Nagomi	Nalu	Namthip	Nativa

Naturaqua	Nature’s Own	Nectar Andina	Nectarin

Nestea	Nestea COOL	Nevada	Neverfail

Nordic Mist	Northern Neck	Nusta

O

Oasis	Odwalla	Old Colony	Orchy

Oyu

P

Paani	Pacific Orchard	Pampa	Pams

Parle	Peats Ridge Springs	Pepe Rico	Pibb Xtra

Piko	Pilskalna	Planet Java	Play

Pocarrot	Pocket Dr.	Poiana Negri	Poms

Ponkana	Pop Cola	Portello	POWERADE

POWERADE light	Pulp Ananas	Pump

Q

Qoo	Quatro	Quwat Jabal

R

Ramblin’ Root Beer	Real Gold	Red Flash	Red Lion

Refresh Tea	Rimzim	Rio Gold	Ripe N Ready

Risco	Riwa	Robinson Brothers	Roses

Royal Tru

S

Safaa	Safety First	Safia	Samantha

Samurai	Santiba	Santolin	Sarsi

Saryusaisai	Schweppes	Scorpion	Seagrams

Seasons	Seltz	Sensation	Sensun

Senzao	Shichifukuzen	Shock	Signature

Sim	Simba	Simply Apple	Simply Orange

Sintonia	Slap	Smart	Sobo

Sodafruit Caprice Oranges	Sokenbicha	Solo	Sonfil

Soonsoo 100	Sparkle	Sparkletts	Sparletta

Sparletta Iron Brew	Splash	Splice	Sport Cola

Sport Plus	Spring Water	Sprite	Sprite Ice

Sprite Ice Cube	Sprite ReMix	Sprite Zero	Spur

Squirt	Stoney Ginger Beer	Sun Valley	Sundrop

Sunfill	Sunfilled & Fruit Tree	Sunkist	Supa

Superkools	Superpac	Surge	Swerve

T

TaB	TaB X-Tra	Tahitian Treat	Tai

Tarumi	Tavern	The Tea for Dining	Tea World Collection

Ten Ren	Thextons	Thums Up	Tian Tey

Tian Yu Di	Tiky	Top	Toppur

Tops	Tropical	Tuborg Squash	Turkuaz

U

Urge

V

Valpre	Valser	vanilla Coke	Vegitabeta

Vica	Vita	Vital	Vital O

Vitingo	Viva

W

Water Salad	Wilkin’s Distilled Water	Wink	Winnie The Pooh Junior Juice

Y

Yang Guang	Yang Guang Juicy T	Youki	Yumi

EXHIBIT 2-A

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 17

GEOGRAPHIC OPERATING INFORMATION

We operate in 46 states in the United States, the District of Columbia, and in the 10 provinces of Canada (collectively referred to as “North America”), and in Belgium, continental France, Great Britain, Luxembourg, Monaco, and the Netherlands (collectively referred to as “Europe”). We market, produce, and distribute bottle and can nonalcoholic beverages in both North America and Europe. These segments are aggregated because they have similar economic characteristics. We have no material amounts of sales or transfers between North America and Europe and no significant United States export sales.

100

Coca-Cola Enterprises Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table presents our long-lived assets as of December 31, 2004 and 2003 and our net operating revenues for the years ended December 31, 2004, 2003, and 2002 by geographic territory (in millions):

	Net Operating Revenues			Long-Lived Assets
	2004	2003	2002	2004	2003
North America	$12,907	$12,590	$12,269	$17,146	$17,180
Europe(A)	5,251	4,740	3,789	5,944	5,520
Consolidated(B)	$18,158	$17,330	$16,058	$23,090	$22,700

(A)                At December 31, 2004 and 2003, Great Britain represented approximately 63 percent of Europe’s long-lived assets. Great Britain contributed approximately 47 percent, 48 percent, and 51 percent of Europe’s net operating revenues during 2004, 2003, and 2002, respectively.

(B)                  At December 31, 2004 and 2003, Canada represented approximately 9 percent and 8 percent of our consolidated long-lived assets. Canada contributed approximately 6 percent, 5 percent, and 6 percent of our consolidated net operating revenues during 2004, 2003, and 2002, respectively.

Note 18

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents our quarterly financial information (in millions, except per share data):

2004	First	Second (A)	Third	Fourth (B)	Fiscal Year
Net operating revenues	$4,240	$4,844	$4,670	$4,404	$18,158
Gross profit	1,780	1,960	1,909	1,738	7,387
Operating income	304	451	449	232	1,436
Net income applicable to common shareowners	104	203	207	82	596
Basic net income per share applicable to common shareowners(G)	$0.23	$0.44	$0.44	$0.17	$1.28
Diluted net income per share applicable to common shareowners(G)	$0.22	$0.43	$0.44	$0.17	$1.26

2003	First (C)	Second (D)	Third (E)	Fourth (F)	Fiscal Year
Net operating revenues	$3,667	$4,617	$4,734	$4,312	$17,330
Gross profit	1,519	1,927	1,956	1,763	7,165
Operating income	179	528	524	346	1,577
Net income applicable to common shareowners	28	259	259	128	674

EXHIBIT 2-B

Coca-Cola Enterprises Inc (CCE)

BUSINESS SUMMARY

Coca-Cola Enterprises, Inc. engages in the manufacture, distribution, sale, and marketing of nonalcoholic beverages primarily under agreements with The Coca-Cola Company. The company offers its products principally under Coca-Cola classic, Diet Coke, Sprite, Dasani, Fanta, Schweppes, and caffeine free Diet Coke brand names, as well as under Dr Pepper brand name. In addition, it purchases and distributes waters, juices, isotonics, and teas. The company sells its products through wholesalers and retailers primarily in North America, Great Britain, continental France, Belgium, the Netherlands, Luxembourg, and Monaco. Coca-Cola Enterprises was incorporated in 1944 and is based in Atlanta, Georgia.

EXHIBIT 2-C

Coca-Cola Enterprises’ unmatched brand portfolio includes five of North America’s top 10 soft drink brands. Our locally focused operating structure allows us to enhance this portfolio with targeted regional brands that meet local tastes and consumer desires in Europe and North America. In North America, for example, the re-introduction of Fanta in specific local markets is helping drive incremental sales in the flavor category. In sections of Europe, brand extensions of Oasis and Fanta will address local market needs. In addition, we continue to develop Dasani, which continues to spur significant incremental growth in the water category.

Major Products of The Coca-Cola Company in North America	Major Products of The Coca-Cola Company and Its Subsidiaries in Europe

Top Five Brands
Coca-Cola classic
diet Coke
Sprite
caffeine free diet Coke
Dasani

Barq’s root beer and other flavors
caffeine free Coca-Cola classic
Cherry Coke
Chippewa Water
Choglit
Citra
diet Cherry Coke
diet Coke with lemon

Top Five Brands Coca-Cola diet Coke / Coke light Fanta Schweppes Sprite Alive Aquana Aquarius Bonaqua Burn caffeine free Coca-Cola caffeine free Coke light diet Sprite
diet Vanilla Coke
Evian
Fanta
Fresca
Fruitopia
Hi-C fruit drinks
KMX
Mad River
Manzana Mia
Mello Yello
Minute Maid juices and juice drinks
Minute Maid Lemonade and Fruit Punch
Minute Maid and diet Minute Maid soft drinks
Pibb X-tra
Planet Java
POWERade and POWERade light
Red Flash
TAB
Vanilla Coke

caffeine free diet Coke
Canada Dry
Cherry Coke
Coca-Cola Light with Lemon
Cresta
diet Fanta
diet Coke with Lemon
diet Sprite
Dr Pepper and diet Dr Pepper
Fanta light
Five Alive
Frutonic
Hawaii
Kia-Ora
Kinley
Lilt and diet Lilt
Malvern
Minute Maid juices and juice drinks
Oasis
POWERade
Roses
Sprite light

Products of Other Companies Distributed in North America	Products of Other Companies Distributed in Europe

A&W Canada Dry Dr Pepper Dr Pepper - Red Fusion diet Dr Pepper Mendota Nestea Cool From Nestea diet Nestea Odwalla Schweppes Seagrams Simply Orange Squirt	Appletiser Ashbourne Buxton Capri-Sun Fernandes Nestea Nestea Splash Perrier Red Devil Rosport Vittel Viva

Pro Forma 2001

Bottle/Can Brand Distribution

EXHIBIT 3-A

Notes to Consolidated Financial Statements

Note 1 — Basis of Presentation and Our Divisions

Basis of Presentation

Our financial statements include the consolidated accounts of PepsiCo, Inc. and the affiliates that we control. In addition, we include our share of the results of certain other affiliates based on our economic ownership interest. We do not control these other affiliates, as our ownership in these other affiliates is generally less than 50%. Our share of the net income of noncontrolled bottling affiliates is reported in our income statement as bottling equity income. See Note 8 for additional information on our noncontrolled bottling affiliates. Our share of other noncontrolled affiliates is included in division operating profit. Intercompany balances and transactions are eliminated.

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Impairment and restructuring charges and merger-related costs (described in Note 3) and net tax benefits from continuing and discontinued operations (described in Note 5) affect the comparability of our consolidated results. See “Our Divisions” below and for additional unaudited information on these items, see “Items Affecting Comparability” in Management’s Discussion and Analysis.

Tabular dollars are in millions, except per share amounts. All per share amounts reflect common per share amounts, assume dilution unless noted, and are based on unrounded amounts. Certain reclassifications were made to prior year amounts to conform to the 2004 presentation.

Our Divisions

We manufacture or use contract manufacturers, market and sell a variety of salty, sweet and grain-based snacks, carbonated and non-carbonated beverages, and foods through our North American and international business divisions. Our North American divisions include the United States and Canada. The accounting policies for the divisions are the same as those described in Note 2, except for certain allocation methodologies for stock-based compensation expense and pension and retiree medical expense as described in the unaudited information in “Our Critical Accounting Policies.”

Division results are based on how our Chairman and Chief Executive Officer manages our divisions. Division results exclude significant restructuring and impairment charges, merger-related costs and divested businesses. For additional unaudited information on our divisions, see “Our Operations” in Management’s Discussion and Analysis.

59

	2004	2003	2002	2004	2003	2002
	Net Revenue			Opening Profit
FLNA	$9,560	$9,091	$8,565	$2,389	$2,242	$2,081
PBNA	8,313	7,733	7,200	1,911	1,690	1,485
PI	9,862	8,678	7,749	1,323	1,061	910
QFNA	1,526	1,467	1,464	475	470	458

Total division	29,261	26,969	24,978	6,098	5,463	4,934
Divested businesses	—	2	134	—	26	23
Corporate	—	—	—	(689)	(502)	(438)
	29,261	26,971	25,112	5,409	4,987	4,519

Impairment and restructuring charges	—	—	—	(150)	(147)	—
Merger–related costs	—	—	—	—	(59)	(224)

Total	$29,261	$26,971	$25,112	$5,259	$4,781	$4,295

Divested Businesses

During 2003, we sold our Quaker Foods North America Mission pasta business. During 2002, we sold our Quaker Foods North America bagged cereal business and our PepsiCo International food businesses in Colombia and Venezuela. The results of these businesses are reported as divested businesses.

Corporate

Corporate includes costs of our corporate headquarters, centrally managed initiatives, such as our BPT initiative, unallocated insurance and benefit programs, foreign exchange

60

transaction gains and losses, profit–in–inventory elimination adjustments for our noncontrolled bottling affiliates and certain other items.

Impairment and Restructuring Charges and Merger–Related Costs – See Note 3.

Other Division Information

	2004	2003	2002	2004	2003	2002
	Total Assets			Capital Spending
FLNA	$5,476	$5,332	$5,099	$469	$426	$523
PBNA	6,048	5,856	5,691	265	332	367
PI	8,921	8,109	7,275	537	521	473
QFNA	978	995	1,001	33	32	50

Total division	21,423	20,292	19,066	1,304	1,311	1,413
Corporate(a)	3,569	2,384	2,072	83	34	24
Investments in bottling affiliates	2,995	2,651	2,336	—	—	—
	$27,987	$25,327	$23,474	$1,387	$1,345	$1,437

	2004	2003	2002	2004	2003	2002
	Amortization of Intangible Assets			Depreciation and Other Amortization
FLNA	$3	$3	$3	$420	$416	$399
PBNA	75	75	70	258	245	206
PI	68	66	64	382	350	300
QFNA	1	1	1	36	36	37

Total division	147	145	138	1,096	1,047	942
Divested businesses	—	—	—	—	—	3
Corporate	—	—	—	21	29	29
	$147	$145	$138	$1,117	$1,076	$974

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	2004	2003	2002	2004	2003	2002
	Net Revenue(b)			Long–Lived Assets(c)
U.S.	$18,329	$17,377	$16,588	$10,212	$9,907	$9,767
Mexico	2,724	2,642	2,686	878	869	764
United Kingdom	1,692	1,510	1,106	1,896	1,724	1,529
Canada	1,309	1,147	967	548	508	410
All other countries	5,207	4,295	3,765	3,339	3,123	2,750

	$29,261	$26,971	$25,112	$16,873	$16,131	$15,220

(a)                                  Corporate assets consist principally of cash, cash equivalents and short-term investments, primarily held outside the U.S., and property, plant and equipment.

(b)                                 Represents net revenue from businesses operating in these countries.

(c)                                  Long-lived assets represent net property, plant and equipment, nonamortizable and net amortizable intangible assets and investments in noncontrolled affiliates. These assets are reported in the country where they are primarily used.

Note 2 — Our Significant Accounting Policies

Revenue Recognition

We recognize revenue upon shipment or delivery to our customers in accordance with written sales terms that do not allow for a right of return. However, our policy for direct-store-delivery (DSD) and chilled products is to remove and replace damaged and out-of-date products from store shelves to ensure that our consumers receive the product quality and freshness that they expect. Similarly, our policy for warehouse distributed products is to replace damaged and out-of-date products.  Based on our historical experience with this practice, we have reserved for anticipated damaged and out-of-date products.  For additional unaudited information on our revenue recognition and related policies, including our policy on bad debts, see “Our Critical Accounting Policies” in Management’s Discussion and Analysis. We are exposed to concentration of credit risk by our customers, Wal-Mart and PBG. Wal-Mart represents approximately 11% of our net revenue and PBG represents approximately 10%. We have not experienced credit issues with these customers.

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EXHIBIT 3-B

Pepsico Inc (PEP)

BUSINESS SUMMARY

PepsiCo, Inc. operates as a global snack and beverage company. It manufactures, markets, and sells carbonated and noncarbonated beverages; various salty, sweet, and grain-based snacks; and food products worldwide. Its beverage product suite includes beverage concentrates, fountain syrups, and finished goods under various beverage brands, including Pepsi, Mountain Dew, Gatorade, Tropicana Pure Premium, Sierra Mist, Mug, Tropicana Juice Drinks, Propel, SoBe, Slice, Dole, Tropicana Twister, and Tropicana Season’s Best. It also manufactures, markets, and sells ready-to-drink tea and coffee products through joint ventures with Lipton and Starbucks. PepsiCo’s snack product suite includes Lay’s potato chips, Doritos flavored tortilla chips, Cheetos cheese flavored snacks, Tostitos tortilla chips, Fritos corn chips, Ruffles potato chips, Rold Gold pretzels, Sunchips multigrain snacks, Munchies snack mix, Grandma’s cookies, Quaker Quakes corn and rice snacks, and Cracker Jack candy coated popcorn. In addition, the company licenses the Aquafina water brand to its bottlers and markets this brand. PepsiCo also offers cereals, rice, pasta, and other products, including Crunch and Life ready-to-eat cereals, Rice-A-Roni, Pasta Roni, and east side dishes. The company distributes its products through direct store delivery, broker warehouse, and food service and vending distribution networks to its customers, including franchise bottlers, distributors, and retailers. PepsiCo was founded in 1898 and is headquartered in Purchase, New York.

EXHIBIT 3-C

Frito-Lay Brands

Lay’s potato chips

Lays Kettle Cooked potato chips

Wavy Lay’s potato chips

Baked Lay’s potato crisps

Maui Style potato chips

Ruffles potato chips

Baked Ruffles potato crisps

Ruffles Flavor Rush potato chips

Doritos tortilla chips

Baked Doritos tortilla chips

3D’s snacks

Tostitos tortilla chips

Baked Tostitos tortilla chips

Santitas tortilla chips

Fritos corn chips

Cheetos cheese flavored snacks

Rold Gold pretzels & snack mix

Funyuns onion flavored rings

Go Snacks

Sunchips multigrain snacks

Sabritones puffed wheat snacks

Cracker Jack candy coated popcorn

Chester’s popcorn

Grandma’s cookies

Munchos potato crisps

Smartfood popcorn

Baken-ets fried pork skins

Oberto meat snacks

Rustler’s meat snacks

Churrumais fried corn strips

Frito-Lay nuts

Frito-Lay, Ruffles, Fritos and Tostitos dips & salsas

Frito-Lay, Doritos and Cheetos snack crackers

Fritos, Tostitos, Ruffles and Doritos snack kits

Hickory Sticks

Hostess Potato

Lay’s Stax potato crisps

Doritos Rollitos

Lay’s Fries

Natural Lays

Natural Ruffles

Natural Cheetos

Natural Tostitos

Miss Vickie’s potato chips

Munchies snack mix

Outside North America

Bocabits wheat snacks

Crujitos corn snacks

Fandangos corn snacks

Hamka’s snacks

Niknaks cheese snacks

Quavers potato snacks

Sabritas potato chips

Smiths potato chips

Walkers potato crisps

Walkers Square potato snacks

Walkers French Fries potato sticks

Walkers Monster Munch corn snacks

Gamesa cookies

Doritos Dippas

Sonric’s sweet snacks

Wotsits corn snacks

Walkers Sensations

Doritos A La Turca

Lay’s Mediteranneas

Red Rock Deli

Kurkure

Smiths Sensations

Lays Artesanas PC

Cheetos Shots

Quavers Snacks

Pepsi-Cola Brands

Pepsi-Cola

Caffeine Free Pepsi

Diet Pepsi

Caffeine Free Diet Pepsi

Pepsi Twist (regular & diet)

Wild Cherry Pepsi

Pepsi Blue

Pepsi ONE

Pepsi Vanilla

Diet Mountain Dew

Mountain Dew Code Red

Diet Mountain Dew Code Red

Mountain Dew LiveWire

Mountain Dew Blueshock

Mountain Dew AMP energy drink

Mug

Sierra Mist (Regular & Diet)

Slice

Lipton Brisk (Partnership)

Lipton Iced Tea (Partnership)

Dole juices and juice drinks (License)

FruitWorks juice drinks

Aquafina purified drinking water

Frappuccino ready-to-drink coffee (Partnership)

Starbucks DoubleShot (Partnership)

SoBe juice drinks, dairy, and teas

SoBe energy drinks (No Fear and Adrenaline Rush)

Outside North America

Mirinda

7UP (International)

Pepsi Limón

Kas

Teem

Pepsi Max

Pepsi Light

Manzanita Sol

Paso de los Toros

Fruko

Evervess

Yedigun

Shani

Fiesta

D&G (License)

Mandarin (License)

Radical Fruit

Gatorade Brands

Gatorade Thirst Quencher

Gatorade Frost Thirst Quencher

Gatorade Fierce Thirst Quencher

Gatorade Ice Thirst Quencher

Propel Fitness Water

Gatorade Xtremo Thirst Quencher

Gatorade X-Factor Thirst Quenche

Tropicana Brands

Tropicana Pure Premium juices

Tropicana Twister juice drinks

Tropicana Smoothies

Tropicana Pure Tropics juices

Dole juices (License)

Tropicana 100 juices

Outside North America

Tropicana Touche de Lait

Alvalle gazpacho fruit juices and vegetable juices

Tropicana Season’s Best juices and juice drinks

Loóza juices and nectars

Copella juices

Frui’Vita juices

Quaker Brands

Quaker Oatmeal

Quaker Instant Oatmeal

Quaker Oatmeal Breakfast Squares

Cap’n Crunch cereal

Life cereal

Quaker Oatmeal Brown Sugar

Bliss

Quaker Oatmeal Honey Nut

Heaven

Quaker 100% Natural cereal

Quaker Squares cereal

Quisp cereal

King Vitaman cereal

Quaker Oh’s! Cereal

Mother’s cereal

Quaker grits

Quaker Oatmeal-to-Go

Aunt Jemima mixes & syrups

Quaker rice cakes

Quaker rice snacks (Quakes)

Quaker Chewy granola bars

Quaker Dipps granola bars

Rice-A-Roni side dishes

Pasta Roni side dishes

Near East side dishes

Puffed Wheat

Harvest Crunch cereal

Quaker Baking Mixes

Spudz snacks

Crisp’ums baked crisps

Quaker Fruit & Oatmeal bars

Quaker Fruit & Oatmeal Bites

Quaker Fruit and Oatmeal Toastables

Quaker Soy Crisps

Quaker Bakeries

Outside North America

FrescAvena beverage powder

Toddy chocolate powder

Toddynho chocolate drink

Coqueiro canned fish

Sugar Puffs cereal

Puffed Wheat

Cruesli cereal

Hot Oat Crunch cereal

Quaker Oatso Simple hot cereal

Scott’s Porage Oats

Scott’s So Easy Oats

Quaker Bagged cereals

Quaker Mais Sabor

Quaker Oats

Quaker oat flour

Quaker Meu Mingau

Quaker cereal bars

Quaker Oatbran

Corn goods

Magico chocolate powder

Quaker Vitaly Cookies

3 Minutos Mixed Cereal

Quaker Mágica

Quaker Mágica con Soja

Quaker Pastas

Quaker Frut

EXHIBIT 4-A

ITEM 7.     MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT’S FINANCIAL REVIEW

TABULAR DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA

OVERVIEW

The Pepsi Bottling Group, Inc. (“PBG” or the “Company”) is the world’s largest manufacturer, seller and distributor of Pepsi-Cola beverages. When used in these Consolidated Financial Statements,  “PBG,” “we,” “our” and “us” each refers to The Pepsi Bottling Group, Inc. and, where appropriate, to Bottling Group, LLC, our principal operating subsidiary.

We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of the U.S., Mexico, Canada and Europe, which consists of operations in Spain, Greece, Russia and Turkey. As shown in the table below, the U.S. business is the dominant driver of our results, generating 61% of our volume, 72% of our revenue and 82% of our operating income.

2004 RESULTS SUMMARY

	Volume	Revenues	Operating Income

United States	61%	72%	82%
Canada	7%	7%	7%
Mexico	18%	10%	5%
Europe	14%	11%	6%
Total	100%	100%	100%

The brands we sell are some of the best recognized trademarks in the world and include PEPSI-COLA, DIET PEPSI, MOUNTAIN DEW, AQUAFINA, SIERRA MIST, DIET MOUNTAIN DEW, LIPTON BRISK, SOBE, STARBUCKS FRAPPUCCINO and TROPICANA JUICE DRINKS, and outsider the U.S., PEPSI-COLA, 7 UP, KAS, MIRINDA, AND AQUA MINERALE. In some of our territories, we also have the right to manufacture, sell and distribute soft drink products of companies other than PepsiCo, Inc. (“PepsiCo”), including DR PEPPER and SQUERT and trademarks we own including ELECTROPURA, EPURA and GARCI CRESPO.

Our products are sold in either a cold-drink or take-home format. Our cold-drink format consists of cold products sold in the retail and foodservice channels, which carry the highest profit margins on a per-case basis. Our take-home format consists of unchilled products that are sold for at-home future consumption.

Physical cases represent the number of units that are actually produced, distributed and sold. Each case of product as sold to our customers, regardless of package configuration, represents one physical case. Our net price and gross margin on a per-case basis is impacted by how much we charge for the product, the mix of brands and packages we sell, and the channels in which the product is sold. For example, we realize a higher net revenue and gross margin per case on a 20-ounce chilled bottle sold in a convenience store than on a two-liter unchilled bottle sold in a grocery store.

Our financial success is dependent on a number of factors, including: our strong partnership with PepsiCo, the customer relationships we cultivate, pricing we achieve in the marketplace, our market execution and the efficiency we achieve in manufacturing and distributing our products. Key indicators of our financial success are measured by the number of physical cases we sell, the net price and gross margin we achieve on a per-case basis, and our overall cost productivity, reflecting how well we manage our raw material, manufacturing, distribution and other overhead costs.

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The following discussion and analysis covers the key drivers behind our business performance in 2004 and is categorized into the following sections:

•                                          Financial performance summary;

•                                          Critical accounting policies;

•                                          Related party transactions;

•                                          Items that affect historical or future comparability;

•                                          Results of operations;

•                                          Liquidity and financial condition; and

•                                          Market risks and cautionary statements.

The discussion and analysis throughout Management’s Financial Review should be read in conjunction with the Consolidated Financial Statements and the related accompanying notes. The preparation of our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires us to make estimates and assumptions that affect the reported amounts in our Consolidated Financial Statements and the related accompanying notes, including various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. We use our best judgment, based on the advice of external experts and our knowledge of existing facts and circumstances and actions that we may undertake in the future, in determining the estimates that affect our Consolidated Financial Statements.

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FINANCIAL PERFORMANCE SUMMARY

	52 WEEKS ENDED
	DECEMBER 25, 2004	DECEMBER 27, 2003	% CHANGE

NET REVENUES	$10,906	$10,265	6%
GROSS PROFIT	$5,250	$5,050	4%
OPERATING INCOME	$976	$956	2%
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (1)	$457	$422	8%
NET INCOME	$457	$416	10%
DILUTED EARNINGS PER SHARE (2)	$1.73	$1.50	15%

(1)                                  Cumulative effect of change in accounting principle for the fifty-two weeks ended December 27, 2003, reflects the impact of adoption of EITF Issue No. 02-16, See Note 2—Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements for more information.

(2)                                  2003 diluted earnings per share include the following items:

2003

Non-cash charge related to the adoption of EITF 02-16	$(0.02)
Non-cash charge related to a Canadian tax law change (see Results of Operations)	$(0.04)
Total	$(0.06)

During 2004, we delivered solid results, reflecting strong topline growth, which was partially offset by higher raw material costs and selling, delivery and administrative expenses. Overall, we grew our worldwide operating income by two percent, driven by a four percent increase in the U.S. and double-digit increases in Canada and Europe, partially offset by an operating income decline in Mexico of 40%. These results include a $9 million non-cash impairment charge recorded in the fourth quarter related to our re-evaluation of the fair value of our franchise licensing agreement with Cadbury Bebldas, S.A. de C.V. for the SQUIRT trademark in Mexico, as a result of a change in its estimated accounting life.

Our strong topline growth was driven by innovation and solid execution in the marketplace. This growth has been balanced, reflecting three percent growth in net revenue per case and two percent growth in volume, with the remaining percentage of growth coming from foreign currency translation. In the U.S., we achieved a two percent volume increase due primarily to the successful introduction of TROPICANA JUICE DRINKS and growth in AQUAFINA and our diet portfolio. In Europe, we delivered strong results, growing net revenues by 19 percent versus the prior year, driven by double-digit volume growth in Russia and Turkey. In Canada, TROPICANA TWISTER was introduced in 2004, and was a key player in the growth of non-carbonated drinks in that geography. Our product portfolio and packaging has been well positioned to capture the opportunity presented by changing consumer preferences geared toward health and wellness, variety and convenience.

Our strong topline growth was partially offset by increases in cost of sales, which has continued to pressure our bottom line results. On a per-case basis, cost of sales increased five percent, reflecting significant increases in raw material costs coupled with mix shifts into more expensive products and packages. During 2004, we have experienced increases in concentrate prices, coupled with growth in aluminum, sweeteners and resin prices, which added more than $80 million of costs or one and a half percentage points of growth to our worldwide cost of sales per case.

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Additionally, the negative impact of foreign currency translation contributed one percentage point of growth to our cost of sales increase.

Selling, delivery and administrative expenses increased four percent, which includes one percentage point of growth from foreign currency. The remaining three percentage points of growth from foreign currency. The remaining three percentage points of growth were due primarily to higher labor and benefit costs. These increases were partially offset by cost savings driven from a number of worldwide productivity initiatives we put in place during 2004 and a reduction in our bad debt expense.

In Mexico, we faced a number of challenges throughout the year including competitive pressures, increased commodity costs and the devaluation of the Mexican peso. Low-priced bargain brands continue to be an important factor in the marketplace, which has made it difficult for us and all soft drink suppliers to increase pricing. Cost of sales in Mexico has also been impacted by rising sweetener costs throughout the year and a steep rise in resin costs in the fourth quarter.  We have made a number of investments in the marketplace and in our infrastructure in Mexico, which should provide long-term benefits, particularly in our water business and in our operating efficiency.  Trends are improving in Mexico, with volume increasing by four percent in the second half of the year, bringing our volume to flat for the full year.  Innovation and execution in the marketplace played a key role in our volume improvement during the year.  During 2004, we introduced a number of new products and packages, added 13,000 new accounts to our customer base and placed 24,000 not new coolers.

From a cash flow perspective, we continued our strong track record of growing our cash from operations.  We generated $1.3 billion of cash from operations, after contributing $83 million into our pension plans, which are solidly funded.  With out strong cash flows, we utilized $717 million for capital investments to grow our business and returned $613 million to our shareholders through share repurchases and dividends during the years.  During 2004, we increased our annual dividend, raising it from $0.04 to $0.20 per share.

OUTLOOK

In 2005, our fiscal year will include a 53rd week, while fiscal year 2004 consisted of 52 weeks.  Our U.S. and Canadian operations report on a fiscal year that consists of 52 weeks, ending on the last Saturday in December.  Every five or six years a 53rd week is added.  Our other countries report on a calendar-year basis.  In order to provide comparable guidance for 2005, we have excluded the impact of the 53rd week from our outlook.  The table and the 2005 outlook discussion below provide pro forma disclosure by excluding the projected impact of the 53rd week in 2005:

	PRO FORMA FORECASTED 2005 VERSUS 2004 GROWTH	IMPACT OF 53RD WEEK	FORECASTED 2005 VERSUS 2004 GROWTH

Worldwide Volume	2% to 3%	1%	3% to 4%
U.S. and Canada Volume	Flat to 1%	1%	1% to 2%
Worldwide SDA (in dollars)	2% to 3%	1%	3% to 4%
Worldwide Operating Profit (in dollars)	Flat to 3%	1%	1% to 4%

	PRO FORMA FULL-YEAR FORECASTED 2005 RESULTS	IMPACT OF 53RD WEEK	FULL-YEAR FORECASTED 2005 RESULTS

Interest Expense, net	$240 to $245 million	$4 million	$244 to $249 million
Diluted Earnings Per Share	$1.76 to $1.84	$0.02 to $0.03	$1.78 to $1.87

In 2005, we expect our pro forma worldwide volume to grow between two and three percent, with the U.S. and Canada each expected to be flat to up one percent, with the U.S. and Canada each expected to be flat to up one percent, Mexico up three to four percent and Europe up mid to high-single digits.  We will carefully balance our net revenue per case, using rate increases where marketplace conditions allow, while also managing the mix of products we plan to sell.  We expect to increase our worldwide net revenue per case one to two percent, which reflects a three percent increase in the U.S., partially offset by larger contributions from our international territories that typically have lower net revenue per case than the U.S., coupled with an expected mid-single digit decline in the value of the Mexican peso.

In 2005, worldwide cost of sales per case is expected to increase by four to five percent.  We are expecting the prices of resin, sweetener and aluminum to continue to increase, driving higher costs in excess of $100 million during 2005 versus the prior year.  As a result, we expect our gross margin per case growth to be flat.  Our pro forma selling, delivery and administrative expenses are expected to rise two to three percent, reflecting increases in labor and benefits, partially offset by productivity initiatives in the U.S. and Mexico.  Due to the increasing costs of our business, we expect pro forma operating income growth to be flat to up three percent.  In 2005, we expect pro forma interest expense to increase to approximately $240 million to $245 million, reflecting the impact of rising interest rates on approximately 20% of our debt that is variable.

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We expect to deliver a pro forma diluted earnings per share of $1.76 to $1.84, excluding the impact of the 53rd week.  We are considering reinvestment of the additional profit from the 53rd week in long-term strategic initiatives.  Our 2005 outlook does not reflect the effect of the implementation of the final accounting standard on the expensing of share-based payments, which will have a material impact on our results.  We are in the process of evaluating the impact of the standard.  See Note 2 in Notes to Consolidated Financial Statements for more information.  Additionally, the American Jobs Creation Act of 2004 was. . .

Note 2 in Notes to Consolidated Financial Statements for a discussion on the change in classification of these bottler incentives in our Consolidated Statements of Operations.  Bottler incentives received from PepsiCo, including media costs shared by PepsiCo, were $626 million, $646 million and $560 million and for 2004, 2003 and 2002, respectively.  Changes in our bottler incentives and funding levels could materially affect our business and financial results.

PURCHASE OF CONCENTRATE AND FINISHED PRODUCT - As part of our franchise relationship, we purchase concentrate from PepsiCo, pay royalties and produce or distribute other products through various arrangements with PepsiCo or PepsiCo joint ventures.  The prices we pay for concentrate, finished goods and royalties are determined by PepsiCo at its sole discretion.  Significant changes in the amount we pay PepsiCo for concentrate, finished goods and royalties could materially affect our business and financial results.  Total net amounts paid or payable to PepsiCo or PepsiCo joint ventures for these arrangements were $2,741 million, $2,527 million and $2,163 million in 2004, 2003 and 2002, respectively.  These amounts are reflected in cost of sales in our Consolidated Statements of Operations.

MANUFACTURING AND DISTRIBUTION SERVICE REIMBURSEMENT - In 2003 and 2002, we provided manufacturing services to PepsiCo and PepsiCo affiliates in connection with the production of certain finished beverage products.  During 2003 and 2002, total amounts paid or payable by PepsiCo for these transactions were $6 million and $10 million, respectively.

FOUNTAIN SERVICE FEE - We manufacture and distribute fountain products and provide fountain equipment service to PepsiCo customers in some territories in accordance with the Pepsi beverage agreements.  Amounts received from PepsiCo for these transactions are offset by the cost to provide these services and are reflected in our Consolidated Statements of Operations in selling, delivery and administrative expenses.  Net amounts paid or payable by PepsiCo to us for these services were approximately $180 million, $200 million and $200 million, in 2004, 2003 and 2002, respectively.

SHARED SERVICES - We provide and receive various services from PepsiCo and PepsiCo affiliates pursuant to a shared services agreement and other arrangements.  In the absence of these agreements, we would have to obtain such services on our own.  We might not be able to obtain these services on terms, including cost, which are as favorable as those we receive from PepsiCo.  Total expense incurred with PepsiCo and PepsiCo affiliates were approximately $68 million, $72 million and, $70 million during 2004, 2003 and 2002, respectively, and are reflected in selling, delivery and administrative expenses in our Consolidated Statements of Operations.  Total income generated for services provided to PepsiCo and PepsiCo affiliates was approximately $10 million, $10 million and, $13 million during 2004, 2003 and 2002, respectively, and is reflected in selling, delivery and administrative expenses in our Consolidated Statements of Operations.

FRITO-LAY PURCHASES - We purchase snack food products form Frito-Lay, Inc., a subsidiary of PepsiCo, for sale and distribution in Russia.  Amounts paid or payable to PepsiCo and its affiliates for snack food products were $75 million, $51 million and $44 million in 2004, 2003 and 2002, respectively, and are reflected in selling, delivery and administrative expenses in our Consolidated Statements of Operations.

INCOME TAX EXPENSE - Under tax sharing arrangements we have with PepsiCo, we recorded $17 million, $7 million and $3 million in tax-related benefits form PepsiCo in 2004, 2003 and 2002, respectively.

The Consolidated Statements of Operations include the following income (expense) amounts as a result of transactions with PepsiCo and its affiliates:

	2004	2003	2002

Net revenues:
Bottler incentives	$22	$21	$257

Cost of Sales:
Purchases of concentrate and finished products, and AQUAFINA royalty fees	$(2,741)	$(2,527)	$(2,163)
Bottler incentives	522	527	—
Manufacturing and distribution service reimbursements	—	6	10
	$(2,219)	$(1,994)	$(2,153)
Selling, delivery and administrative expenses:
Bottler incentives	$82	$98	$303
Fountain service fee	180	200	200
Frito-Lay purchases	(75)	(51)	(44)
Shares services	(58)	(62)	(57)
	$129	$185	$402

Income tax expense	$17	$7	$3

For further information about our relationship with PepsiCo and its affiliates see Note 15 in Notes to consolidated Financial Statements.

ITEMS THAT AFFECT HISTORICAL OR FUTURE COMPARABILITY

Gemex Acquisition

In November 2002, we acquired all of the outstanding capital stock of Pepsi-Gemex, S.A. de C.V. of Mexico (“Gemex”).  Our total acquisition cost consisted of a net cash payment of $871 million and assumed debt of approximately $318 million.

The following unaudited pro forma operating information summarizes our consolidated results of operations as if the Gemex acquisition had occurred on the first day of fiscal year 2002.

2002

Net revenues	$10,297
Income before income taxes	$676
Net income	$446
Earnings per share
Basic	$1.58
Diluted	$1.52

EITS Issue No. 02-16

In January 2003, the Emerging Issued Task Force (“EITF”) reached a consensus on Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for certain Consideration Received from a vendor, “addressing the recognition and income statement classification of various cash consideration given by a vendor to a customer.  The consensus requires that certain cash consideration received by a customer from a vendor is presumed to be a reduction of the price of the vendor’s products, and therefore should be characterized as a reduction of cost of sales when recognized in the customer’s income statement, unless certain criteria are met to overcome this presumption.  EITF Issue No. 02-16 became effective beginning in our fiscal year 2003.  Prior to 2003, we classified worldwide bottler incentives received from PepsiCo and other brand owners as adjustments to net revenues and selling, delivery and administrative expenses, depending on the objective of the program.  In accordance with EITF Issue No. 02-16, we have classified certain bottler incentives as a reduction of cost of sales beginning in 2003.

See Note 2 in Notes to Consolidated Financial Statements, for additional information and pro forma adjustments for bottler incentives that would have been made to our reported results for the fifty-two weeks ended December 28, 2002 assuming that EITF Issue No. 02-16 had been in place for all periods presented.

Concentrate Supply

We buy concentrate, the critical flavor ingredient for our products, from PepsiCo, its affiliates and other brand owners who are the sole authorized suppliers.  Concentrate prices are typically determined annually.  PepsiCo determines concentrate prices at its sole discretion.  In February 2004, PepsiCo increased the price of J.S. concentrate by 0.7%.  PepsiCo has recently announced a further increase of approximately 2%, effective February 2005.

RESULTS OF OPERATIONS - 2004

VOLUME

	52 WEEKS ENDED DECEMBER 25, 2004 VS. DECEMBER 27, 2003
	WORLD- WIDE	U.S.	OUTSIDE THE U.S.

Base volume	2%	2%	3%
Acquisitions	1%	0%	1%
Total Volume Change	3%	2%	4%

Our full-year reported worldwide physical case volume increased three percent in 2004 versus 2003.  Worldwide volume growth reflects increases in the U.S., Europe and Canada, partially offset by a flat performance in Mexico.

In the U.S., volume increased by two percent in 2004 versus 2003, driven by a four percent increase in our cold-drink channel and a one percent increase in our take-home channel.  During 2004, we had solid results in our convenience and gas segment and foodservice business segment, which consists of our on-premise and full-service vending account customers.  From a brand perspective, Trademark PEPSI’s volume was down one percent for the year, due to declines in brand PEPSI and PEPSI TWIST, partially offset by solid growth from our diet portfolio.  Our non-carbonated soft drink portfolio increased 11% for the full year led by the introduction of TROPICANA JUICE DRINKS and continued growth from AQUAFINA.

In Europe, volume grew ten percent in 2004 versus 2003, driven by double-digit increases in Russia and Turkey.  In Russia, we had solid growth in our core brands, coupled with contributions from new product introductions, including TROPICANA JUICE and LIPTON ICED TEA.  In Turkey, we continue to improve in the areas of execution and distribution, which resulted in volume increases in brand PEPSI, AQUAFINA and local brands.

Total volume in Mexico, excluding the impact of acquisitions, was flat for the year.  Volume trends in Mexico improved during the second half of the year, increasing four percent versus the prior year. Improvement in the second half of the year reflected improved marketplace execution, brand and package innovation and our focus on consumer value.  During the second half of the year, we saw increases in each of our jug, bottled water and carbonated soft drink categories.  Increases in the second half of the year were offset by volume declines in the first half of the year driven primarily by our jug water business.

NET REVENUES

	52 WEEKS ENDED DECEMBER 25, 2004 VS. DECEMBER 27, 2003
	WORLD- WIDE	U.S.	OUTSIDE THE U.S.

Volume impact	2%	2%	3%
Net price per case impact (rate/mix)	3%	3%	1%
Acquisitions	0%	0%	1%
Currency translation	1%	0%	3%
Total Net Revenue Change	6%	5%	8%

Worldwide net revenues were $10.9 billion in 2004, a six percent increase over the prior year.  The increase in net revenues for the year was driven by improvements in volume, growth in net price per case and the favorable impact from currency translation.

In the U.S., net revenues increased five percent in 2004 versus 2003. The increases in net revenues in the U.S. were driven by growth in both volume and net price per case.  Increases in net price per case in the U.S. were due to a combination of rate increases, primarily in cans, and mix benefits from the sale of higher-period products.

Net revenues outside the U.S. grew approximately eight percent in 2004 versus 2003.  The increases in net revenues outside the U.S. were driven primarily by growth in volume and net price per case in Europe and Canada, coupled with the favorable impact of foreign exchange.  This growth was partially offset by net revenue declines in Mexico.  Net revenues in Mexico declined three percent on a full-year basis due primarily to the devaluation of the Mexican peso.  In local currency, our net price per case in Mexico in 2004 was flat versus the prior year.

COST OF SALES

	52 WEEKS ENDED DECEMBER 25, 2004 VS. DECEMBER 27, 2003
	WORLD- WIDE	U.S.	OUTSIDE THE U.S.

Volume Impact	2%	2%	3%
Cost per case impact	5%	5%	4%
Acquisitions	0%	0%	1%
Currency translation	1%	0%	3%
Total Cost of Sales Change	8%	7%	11%

Worldwide cost of sales was $5.7 billion in 2004, an eight percent increase over 2003.  The growth in cost of sales per case was driven primarily by significant increases in raw material costs, coupled with mix shifts into more expensive products and packages and the negative impact of foreign currency translation.

In the U.S., cost of sales grew seven percent in 2004 versus 2003, due to volume growth and increases in cost per case.  The increases in cost per case resulted from higher commodity cots, primarily driven by aluminum and resin, coupled with the impact of mix shifts into more expensive products and packages.

Cost of sales outside the U.S. grew approximately eleven percent in 2004 versus 2003, reflecting increase in cost per case and volume, coupled with the negative impact from foreign currency translation.  Growth in cost per case was driven by increases in Europe and Mexico.  In Europe, we have experienced higher sweetener costs in Turkey and mix shifts into more expensive product in Russia.  In Mexico, sweetener costs have increased throughout the year, coupled with a steep rise in resin costs in the fourth quarter. Foreign currency transiation contributed three percentage points of growth, reflecting the appreciation of the euro and Canadian dollar, partially offset by the devaluation of the Mexican peso.

SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES

	52 WEEKS ENDED DECEMBER 25, 2004 VS. DECEMBER 27, 2003
	WORLD- WIDE	U.S.	OUTSIDE THE U.S.

Cost Impact	3%	4%	3%
Acquisitions	0%	0%	1%
Currency translation	1%	0%	2%
Total SDAChange	4%	4%	6%

Worldwide selling, delivery and administrative expenses were $4.3 billion. a four percent increase over 2003.  Increases in selling, delivery and administrative costs were driven by higher operating costs in the U.S. and Europe coupled with the negative impact of foreign currency translation.

In the U.S., increases reflect higher labor and benefit costs.  These increase were partially offset by reduced operating costs driven from a number of productivity initiatives we put in place during 2004, coupled with a reduction in our bad debt expense.

Outside the U.S., increases were driven primarily by higher operating costs in Russia and Turkey and the negative impact of foreign currency throughout Europe and Canada.  These increases were partially offset by declines in Mexico due to the devaluation of the Mexican peso and reduced operating costs.  We have consolidated a number of warehouses and distribution systems in Mexico and are starting to capitalize on productivity gains and reduced costs.  These results also include a $9 million non-cash impairment charge that is related to our re-evaluation of the fair value of our franchise licensing agreement for the SQUIRT trademark in Mexico, as a result of a change in its estimated accounting life.  See Note 5 in Notes to Consolidated Financial Statements for additional information.

INTEREST EXPENSE, NET

Interest expense, net decreased by $9 million to $230 million, when compared with 2003, largely due to lower effective interest rates achieved on our long-term debt.

MINORITY INTEREST

Minority interest represents PepsiCo’s approximate 6.8% ownership in our principal operating subsidiary, Bottling Group, LLC.

INCOME TAX EXPENSE

Our effective tax rate for 2004 and 2003 was 33.7% and 36.3%, respectively.  The decrease in our effective tax rate versus the prior year is due largely to the lapping of an $11 million ($0.04 per diluted share) tax charge relating to a following significant tax items, which decreased our tax expense by approximately $4 million:

•                                          Tax reserves - During 2004, we adjusted previously established liabilities for tax exposures due largely to the settlement of certain international tax audits.  The adjustment of these liabilities resulted in an $8 million (or $0.02 per diluted share) tax benefit for the year.

•                                          International tax structure change - In December 2004, we initiated a reorganization of our international tax structure to allow for more efficient cash mobilization and to reduce potential future tax costs.  This reorganization triggered a $30 million tax charge ($0.11 per diluted share) in the fourth quarter.

•                                          Mexico tax rate change - In December 2004, legislation was enacted changing the Mexican statutory income tax rate.  This rate change decreased our net deferred tax liabilities and resulted in a $26 million ($0.09 per diluted share) tax benefit in the fourth quarter.

EARNINGS PER SHARE

Shares in million	2004	2003	2002

Basic earnings per share on reported net income	$1.79	$1.54	$1.52
Basic weighted-average shares outstanding	255	270	282

Diluted earnings per share on reported net income	$1.73	$1.50	$1.46
Diluted weighted-average shares outstanding	263	277	293

Dilution

Diluted earnings per share reflects the potential dilution that could occur if equity awards from our stock compensation plans were exercised and converted into common stock that would then participate in net income.  Our employee equity award issuances have resulted in $0.06, $0.04 and $0.06 per share of dilution in 2004, 2003 and 2002, respectively.

Diluted Weighted-Average Shares Outstanding

The decrease in shares outstanding reflects the effect of our share repurchase program, which began in October 1999, partially offset by share issuances from the exercise of stock options.  The amount of shares authorized by the Board of Directors to be repurchased totals 100 million shares, of which we have repurchased approximately 21 million shares in 2004 and 84 million shares since the inception of our share repurchase program.

RESULTS OF OPERATIONS - 2003

VOLUME

	52 WEEKS ENDED DECEMBER 27, 2003 VS. DECEMBER 28, 2002
	WORLD- WIDE	U.S.	OUTSIDE THE U.S.

Acquisitions	20%	0%	74%
Base business	0%	(2)%	4%
Total Volume Change	20%	(2)%	78%

Our full-year reported worldwide physical case volume increased 20% in 2003 versus 2002.  This increase in reported worldwide volume was due entirely to our acquisitions.  Our acquisition of Gemex contributed more than 90% of the growth resulting from acquisitions.

In the U.S., our base business volume decreased 2% versus 2002 due to changes in consumer preferences, declines in our cold drink business and weakness in retail traffic.  (The term “base business” reflects territories that we owned and operated for comparable periods in both the current year and the prior year.)  However, during the second half of 2003, we saw improvement in our cold drink business as we began to implement changes to ensure that we have the right consumer value and the right space allocation for our products in the cold vaults.  From a brand perspective, as consumers sought more variety, we saw declines in brand PEPSI, partially offset by strong growth in AQUAFINA and Lemon-lime volume, led by SIERRA MIST, coupled with product introductions such as PEPSI VANILLA and MOUNTAIN DEW LIVEWIRE.

Outside the U.S., our base business volume increased by 4%.  The increase in base business volume outside the U.S. was driven by warm summer weather in Europe, coupled with a strong performance in Russia, resulting from growth in AQUA MINERALE and the launch of PEPSI X.

NET REVENUES

	52 WEEKS ENDED DECEMBER 27, 2003 VS. DECEMBER 28, 2002
	WORLD- WIDE	U.S.	OUTSIDE THE U.S.

Acquisitions	11%	1%	61%

Base business:
EITF Issue No. 02-16 impact	(3)%	(3)%	(4)%
Currency translation	2%	0%	10%
Rate/mix impact (pricing)	1%	2%	3%
Volume impact	0%	(2)%	4%
Base business change	0%	(3)%	13%
Total Net Revenues Change	11%	(2)%	74%

Net revenues were $10.3 billion in 2003, an 11% increase over the prior year.  Approximately 72% of our net revenues was generated in the United States, 11% of our net revenues was generated in Mexico and the remaining 17% was generated outside the United States and Mexico.  The increase in net revenues in 2003 was driven primarily by our acquisition of Gemex, which contributed more that 85% of the growth resulting from acquisitions.  Our base business net revenues were flat in 2003 versus 2002.  In 2003, base business net revenues were favorably impacted by foreign currency translation and price increases, offset by the reclassification of certain bottler incentives from net revenues to coat of sales resulting from the adoption of EITF Issue No. 02-16.

In the U.S., net revenues decreased 2% in 2003 versus 2002.  The decrease in U.S. net revenues was due to a decline in volume and the impact of adopting SITF Issue No. 02-16.  This was partially offset by a 2% increase in marketplace pricing and incremental revenue from acquisitions.  Net revenues outside the U.S. grew approximately 74% in 2003 versus 2002.  The increase in net revenues outside. . .

NOTE 14—GEOGRAPHIC DATA

We operate in one industry, carbonated soft drinks and other roady-to-drink beverages.  We conduct business in the U.S., Mexico, Canada, Spain, Russia, Greece and Turkey.

	NET REVENUES
	2004	2003	2002

U.S.	$7,818	$7,406	$7,572
Mexico	1,071	1,105	164
Other countries	2,017	1,754	1,480
	$10,906	$10,265	$9,216

	LONG-LIVED ASSETS
	2004	2003

U.S.	$5,875	$5,723
Mexico	1,435	1,432
Other Countries	1,444	1,350
	$8,754	$8,505

EXHIBIT 4-B

The Pepsi Bottling Group Inc (PBG)

BUSINESS SUMMARY

The Pepsi Bottling Group, Inc. engages in the manufacture, sale, and distribution of Pepsi-Cola beverages. Its beverage products include Pepsi-Cola, Diet Pepsi, Mountain Dew, Aquafina, Sierra Mist, Diet Mountain Dew, Lipton Brisk, Sobe, Starbucks Frappuccino, and Tropicana juice drinks. The company also manufactures, sells, and distributes soft drink products of companies other than PepsiCo, including Dr Pepper and Squirt, as well as under trademarks Electropura, Epura, and Garci Crespo. It sells its beverage products in 41 states and the District of Columbia in the U.S., 9 Canadian provinces, Spain, Greece, Russia, Turkey, and 23 states in Mexico. The Pepsi Bottling Group was incorporated in 1999 and is headquartered in Somers, New York. The Pepsi Bottling Group, Inc. is a wholly owned subsidiary of PepsiCo, Inc., as of December 25, 2004.

EXHIBIT 4-C

THE PEPSI BOTTLING GROUP

OUR PRODUCTS

PEPSI

DIET PEPSI

CAFFEINE FREE PEPSI

CAFFEINE FREE DIET PEPSI

PEPSI ONE

PEPSI EDGE

PEPSI VANILLA

DIET PEPSI VANILLA

PEPSI TWIST

DIET PEPSI TWIST

WILD CHERRY PEPSI

DIET WILD CHERRY PEPSI

SIERRA MIST

SIERRA MIST FREE

MOUNTAIN DEW

MOUNTAIN DEW CODE RED

DIET MOUNTAIN DEW CODE RED

MUG ROOT BEER

DIET MUG ROOT BEER

ORANGE SLICE

AQUAFINA

TROPICANA

DOLE

LIPTON BRISK

SOBE

LIPTON ICED TEA

STARBUCKS FRAPPUCCINO

STARBUCKS DOUBLE SHOT

SOBE NO FEAR

AMP ENERGY DRINK

ADRENALINE RUSH

DIET MOUNTAIN DEW

NATIONAL BEVERAGE CORP. FORM 10-K

EXHIBIT 5-A

Segment Reporting

We operate as a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management.

EXHIBIT 5-B

National Beverage Corp (FIZ)

BUSINESS SUMMARY

National Beverage Corp. engages in the development, manufacture, marketing, and distribution of nonalcoholic beverage products in the United States. Its lines of multiflavored soft drinks include flagship brands, such as Shasta and Faygo. The company also offers an assortment of beverages for consumers, including Everfresh, Home Juice, and Mr.Pure juice and juice-based products; and LaCROIX, Mt. Shasta, Crystal Bay, and ClearFruit flavored and spring water products. In addition, it produces specialty products, including Shasta Shortz, a line of beverages for children: Ohana fruit-flavored drinks; and St. Nick’s holiday soft drinks. Further, National Beverage develops and produces soft drinks for retail grocery chains, warehouse clubs, mass-merchandisers, and wholesalers, as well as soft drinks for other beverage companies. It sells and markets its products through an internal sales force and selected broker networks. The company was formed in 1985 and is headquartered in Ft. Lauderdale, Florida.

EXHIBIT 5-C

National Beverage Corp.

THE PRODUCTS

•	Shasta
•	Faygo
•	Everfresh
•	LaCROIX
•	Rip It
•	Frutika
•	Shasta Shortz
•	MT. Shasta
•	VooDoo Rain
•	Clear Fruit
•	Mr. Pure
•	Ritz
•	Crystal Bay
•	Cascadia
•	Ohana
•	Big Shot

EXHIBIT 6-A

13.                                 Segmented information and export sales:

The Company operates in one industry segment, with operations during 2004 in the United States, Canada, Guam, United Kingdom and Bermuda. During the year ended December 31, 2004 sales in Canada were approximately $3,152,216 (2003—$2,607,407). Sales in the United States were approximately $24,186,100 (2003—$17,393,882). Sales in Guam, United Kingdom and Bermuda were $111,358 (2003—$99,575). Sales have been assigned to geographic locations based on the location of customers.

As at December 31, 2004, the net book value of long-lived assets held in the United States was $612,468 (2003—$401,580). The net book value of long-lived assets held in Canada was $69,971 (2003—$88,693).

EXHIBIT 6-B

Jones Soda Co (JSDA.OB)

BUSINESS SUMMARY

Jones Soda Co. engages in the development, production, marketing, and distribution of beverages primarily in the United States and Canada. Its primary product lines include Jones Soda Co., a premium soda; Jones Naturals, a noncarbonated juice and tea drink; and Jones Energy and WhoopAss, which are citrus energy drinks. The company sells and distributes its products through a network of independent distributors and national retail accounts, as well as through licensing and distribution arrangements. Jones Soda Co. was incorporated in 1986 and is based in Seattle, Washington.

EXHIBIT 6-C

JONES SODA FLAVORS

SODAS

Sugar-Free Pink Grapefruit Ingredients

Twisted Lime Ingredients

Watermelon Soda Ingredients

Sugar Free Ginger Ale Ingredients

Sugar Free Cream Soda Ingredients

Sugar Free Root Beer Ingredients

Tangerine Ingredients

Sugar Free Black Cherry Ingredients

Blueberry Ingredients

Green Apple Ingredients

Vanilla Cola Ingredients

Lemon Drop Ingredients

Blue Bubblegum Ingredients

Fufu Berry Ingredients

Mf Grape Ingredients

Cream Soda Ingredients

Berry Lemonade Ingredients

Cherry Ingredients

Root Beer Ingredients

Strawberry Lime Ingredients

Orange & Cream Ingredients

Crushed Melon Ingredients

NATURALS

Strawberry Manilow Ingredients

Bohemian Raspberry

Bada Bing! Ingredients

Berry White Ingredients

D’Peach Mode Ingredients

Limes with Orange Ingredients

Dave Ingredients

Bananaberry Ingredients

ENERGY

Mixed Berry Energy 8.4oz

Lemon Lime Energy 8.04oz

Orange Energy 8.4oz

Sugar Free Energy 16oz

Big Jones Energy 16oz

WhoopAss

CANS

Green Apple Ingredients

Cream Soda Ingredients

Strawberry Lime Soda Ingredients

Blue Bubblegum Ingredients

Root Beer Ingredients

Sugar Free Black Cherry Soda Ingredients

Twisted Lime Ingredients

Sugar Free Cola Ingredients

Sugar Free Green Apple Ingredients

Berry Lemonade Ingredients

Watermelon Ingredients

EXHIBIT 7-A

Cott

ITEM 6

SELECTED FINANCIAL DATA

The following selected financial data reflects the results of operations. This information should be read in conjunction with, and is qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this report. The financial information presented may not be indicative of future performance.

(IN MILLIONS OF U.S. DOLLARS,	JANUARY 1, 2005 (1)	January 3, 2004 (2)	December 28, 2002 (3)	December 29, 2001 (4)	December 30, 2000 (5)
EXCEPT PER SHARE AMOUNTS)	(52 WEEKS)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)

SALES	$1,645.3	$1,417.8	$1,198.6	$1,090.1	$990.6
Cost of sales	1,362.6	1,141.0	965.7	902.7	825.5
Selling, general and administrative	138.1	126.1	110.2	94.1	91.3
Unusual items	0.9	1.8	—	—	(2.1)
OPERATING INCOME	144.7	148.9	122.7	93.3	75.9
Income from continuing operations	78.3	77.4	48.7	39.9	25.4
Cumulative effect of change in accounting principle	—	—	(44.8)	—	—

NET INCOME	$78.3	$77.4	$3.9	$39.9	$25.4
INCOME PER SHARE - BASIC
Income from continuing operations	$1.10	$1.12	$0.75	$0.66	$0.42
Cumulative effect of change in accounting principle	—	—	$(0.69)	$—	$—
Net income	$1.10	$1.12	$0.06	$0.66	$0.42
INCOME PER SHARE - DILUTED
Income from continuing operations	$1.09	$1.09	$0.69	$0.58	$0.38
Cumulative effect of change in accounting principle	$—	$—	$(0.64)	$—	$—
Net income	$1.09	$1.09	$0.06	$0.58	$0.38
Total assets	$1,022.0	$908.8	$785.4	$1,065.4	$621.6
Current maturities of long-term debt	0.8	3.3	16.5	281.8	1.6
Long-term debt	272.5	275.7	339.3	359.5	279.6
Shareowner's equity	457.3	345.1	218.2	197.7	158.5

Under the 1986 Common Share Option Plan, as amended, we have reserved 14 million shares for future issuance.

(1)                                  During the year we acquired certain of the assets of The Cardinal Companies of Elizabethtown, LLC and certain of the assets of Metro Beverage Co.

(2)                                  During the year we acquired the retailer brand business of Quality Beverage Brands, L.L.C.

(3)                                  During the year, we acquired Premium Beverage Packers, Inc. and formed a new business in Mexico, Cott Embotelladores de Mexico, S.A. de C.V. During the year we adopted SFAS 142, Goodwill and other Intangible Assets. This change in method of valuing goodwill resulted in a $44.8 million non-cash write down of the U.K. business.

(4)                                  During the year, we acquired certain assets of the Royal Crown Company, Inc., and formed a new business with Polar Corp. Current maturities of long-term debt include the 2005 and 2007 Notes repaid on January 22, 2002 from cash held in trust.

(5)                                  During the year, we acquired the assets of the private label beverage and the Vintage (TM) brand seltzer water businesses of Concord Beverage Company and completed the divestiture of its polyethylene terephthalate preform blow-molding operations. The 2000 results have been revised to reflect the implementation of SFAS 145, which no longer allows entry debt redemption costs to be recorded as extraordinary items. . .

NOTE 24

Segment Reporting

We produce, package and distribute retailer brand and branded bottled and canned soft drinks to regional and national grocery, mass-merchandise and wholesale chains in the U.S., Canada, the U.K. & Europe and International business segments. The International segment includes the 2002 Mexican acquisitions and the Royal Crown International business. The concentrate assets and related expenses are included in the Corporate & Other segment for comparative purposes. The segmented information for prior periods has been restated to conform to the way we currently manage our beverage business by geographic segments as described below:

BUSINESS SEGMENTS

	FOR THE YEAR ENDED JANUARY 1, 2005
(IN MILLIONS OF U.S. DOLLARS)	UNITED STATES	CANADA	UNITED KINGDOM & EUROPE	INTERNATIONAL	CORPORATE & OTHER	TOTAL

External sales	$1,199.0	$189.5	$194.3	$61.2	$2.3	$1,646.3
Intersegment sales	0.4	18.9	—	—	(19.3)	—
Depreciation and amortization	39.7	8.8	8.2	1.2	2.1	60.0
Operating income (loss) before unusual items	120.5	11.6	12.3	10.4	(9.2)	145.6
Unusual items	—	(1.5)	0.4	—	0.2	(0.9)
Property plant and equipment	174.9	53.0	68.7	9.6	7.5	313.7
Goodwill	55.6	23.5	—	4.6	5.1	88.8
Intangibles and other Assets	179.3	3.4	3.9	1.2	88.3	276.1
Total assets	591.1	131.3	135.6	85.3	78.7	1,022.0
Additions to property, plant and equipment	36.3	4.9	4.9	1.6	2.6	50.3
Acquisition of production capacity	3.8	—	—	—	—	3.8

	For the year ended January 3, 2004
(IN MILLIONS OF U.S. DOLLARS)	United States	Canada	United Kingdom & Europe	International	Corporate & Other	Total

External sales	$1,016.6	$191.0	$166.6	$42.1	$1.5	$1,417.8
Intersegment sales	—	40.8	—	—	(40.8)	—
Depreciation and amortization	33.2	8.1	7.3	0.7	1.7	51.0
Operating income (loss) before unusual items	124.6	19.8	7.7	5.7	(7.1)	150.7
Unusual items	0.2	(2.0)	—	—	—	(1.8)
Property, plant and equipment	155.5	54.9	66.7	9.2	7.0	293.3
Goodwill	49.9	22.0	—	4.6	5.1	81.6
Intangibles and other assets	177.0	3.2	1.1	1.3	84.2	266.8
Total assets	514.9	130.3	126.7	77.6	59.3	908.8
Additions to property, plant and equipment	19.0	4.6	7.0	6.1	2.9	39.6

70

	For the year ended December 28, 2002
(IN MILLIONS OF U.S. DOLLARS)	United States	Canada	United Kingdom & Europe	International	Corporate & Other	Total

External sales	$872.2	$171.2	$134.3	$20.3	$0.6	$1,198.6
Intersegment sales	0.8	27.6	0.1	—	(28.5)	—
Depreciation and amortization	29.4	6.3	6.7	0.3	1.4	44.1
Operating income (loss)	110.2	17.9	1.8	1.1	(8.3)	122.7
Property, plant and equipment	146.9	41.2	59.5	0.2	10.6	258.4
Goodwill	49.9	17.4	—	4.6	5.1	77.0
Intangibles and other assets	129.4	5.2	1.8	1.1	87.8	225.3
Total assets	452.8	107.9	101.6	61.7	61.4	785.4
Additions to property, plant and equipment	21.9	3.5	2.3	3.2	3.0	33.9

Intersegment sales and total assets under the Corporate & Other caption include the elimination of intersegment sales, receivables and investments.

For the year ended January 1, 2005, sales to Wal-Mart accounted for 40% (2003 — 42%, 2002 — 40%) of our total sales.

Credit risk arisen from the potential default of a customer in meeting its financial obligations with us. Concentrations of credit exposure may arise with a group of customers which have similar economic characteristics or that are located in the same geographic region. The ability of such customers to meet obligations would be similarly affected by changing economic, political or other conditions.

Revenues by geographic area are as follows:

(IN MILLIONS OF U.S. DOLLARS)	JANUARY 1, 2005	January 3, 2004	December 28, 2002

United States	$1,221.8	$1,035.8	$885.3
Canada	189.5	191.0	171.2
United Kingdom	186.9	160.2	125.6
Other countries	48.1	30.9	16.5
	$1,646.3	$1,417.8	$1,198.6

Revenues are attributed to countries based on the location of the plant.

Property, plant and equipment, goodwill, and intangibles and other assets by geographic area are as follows:

(IN MILLIONS OF U.S. DOLLARS)	JANUARY 1, 2005	January 3, 2004

United States	$508.9	$481.4
Canada	86.3	81.9
United Kingdom	72.5	67.8
Other countries	10.9	10.6
	$678.6	$641.7

71

EXHIBIT 7-B

Cott Corp (COT)

BUSINESS SUMMARY

Cott Corporation, through its subsidiaries, engages in the production, package, and distribution of retailer brand, and branded bottled and canned soft drinks in the United States, Canada, the United Kingdom, Europe, Mexico, and other countries. In addition to carbonated soft drinks, its product lines include flavored beverages, juices and juice-based products, bottled water, energy drinks, and iced teas. It supplies soft drinks to regional and national grocery, mass-merchandise, drugstore, and wholesale and convenience store chains through third party distributors or directly through retail locations. Cott Corporation was incorporated in 1955 and is headquartered in Toronto, Canada.

EXHIBIT 7-C

Cott is the world’s leading supplier of retailer brand carbonated soft drinks. Our product line also includes clear, sparkling, flavoured beverages, juices and juice-based products, bottled water and iced teas. Our products are principally sold under customer controlled private labels, but also under our own control brands and licensed brand names.

With a significant ongoing investment in resources and systems dedicated to maintaining the highest standards of quality, all Cott employees share responsibility for ensuring every Cott product meets our expectations and the high standards our customers rely on.

Regular plant audits, product testing, standardized quality procedures, widespread quality training for employees and supplier certification requirements are just some of the programs we use to deliver the Cott commitment to quality each and every day.

To support Cott’s growth, our global quality teams are continuously updating the tools they use.  From state-of-the-art software and testing technology to the addition of highly trained quality experts, we are continuing to invest in our quality infrastructure to meet future needs.

At Cott, we’re proud of our long-term investment in quality and the bottom line return that comes from a commitment to ensuring every Cott-produced beverage lives up to our expectations and those of our customers.

3.  Our people

At Cott, we have an experienced management team leading a dynamic workforce. Our focus has been to build on the strength of our people and develop a high energy culture with progressive human resources policies, teamwork, extensive training programs and comprehensive employee communications.

4.  Financial resources

Cott’s strong financial position has resulted in a steady and growing cash flow and reduced debt levels.  We are therefore well positioned to invest for future growth.

NEW PRODUCTS IN STORE:

Vintage (TM) Fruit Refreshers (TM)

Creating Cott’s own brands and products is an important part of our product development process for customers.  By offering our control brands to consumers, our customers have the chance to test new products before committing to their own retailer brand offerings. A prime example is the success of our Vintage (TM) Fruit Refreshers (TM) program.  We developed and launched our own line of these non-carbonated, zero calorie, fruit flavored beverages in 2003.  Growing numbers of customers in the U.S. have tested these products in their stores and have subsequently introduced them in their own retailer brand lines.  These products continue to gain sales momentum.

STRATEGIES FOR GROWTH

AT COTT, WE HAVE THE PEOPLE, MARKET OPPORTUNITIES, POSITIONING AND STRENGTHS TO SUCCEED.  TO ENSURE WE UNLOCK THE OPPORTUNITIES, WE HAVE ESTABLISHED CLEAR TARGETS AND FOCUSED OUR STRATEGIES. WE ARE WASTING NO TIME IN SETTING OUR PLANS IN MOTION.

From left to right: Nathan Ross, Fiona Turner, Karl Lowe, Emma Scott, Graham Baldry, Sarah Davey

CUSTOMER-CENTRIC

THE CONTINUED IMPROVEMENT IN OUR U.K. BUSINESS REFLECTS A COMMITMENT TO IMPROVING EVERYTHING WE DO.  FROM OPTIMIZING MANUFACTURING AND LOGISTICAL PROCESSES TO EMBRACING OUR CUSTOMER-CENTRIC APPROACH.  THE COTT TEAM PICTURED ABOVE, RECIPIENT OF A CUSTOMER AWARD, PERSONIFIES THIS APPROACH.

Missing from the photo: Theresa Blunt, Jackie Tetchner, Karl Baggott,  Suzanne Glancy

COTT’S KEY STRATEGIES: WHILE PROCEEDING WITH OUR ACTION PLAN AND IMMEDIATE PRIORITIES TO FIX AND REFOCUS THE U.S. BUSINESS AND MANAGE GROWTH MORE PROFITABLY, WE ARE ALSO MOVING FORWARD WITH OUR KEY LONG-TERM GROWTH STRATEGIES.

1.  Customer-centric

To leverage our relationships with customers and grow as they grow, we must nurture those relationships effectively.  Increasingly, we are organizing your Company around customers, and developing cross-functional teams aligned with each customer’s business and organization.  Improved responsiveness, product

•                                          adverse rulings, judgments or settlements in our existing litigation, and the possibility that additional litigation will be brought against us;

•              product recalls or changes in or increased enforcement of the laws and regulations that affect our business;

•                                          currency fluctuations that adversely affect the exchange between the U.S. dollar on the one hand and the pound sterling, the Canadian dollar and other currencies on the other;

•                                          changes in tax laws and interpretations of tax laws;

•                                          changes in consumer tastes and preferences and market demand for new and existing products;

•                                          interruption in transportation systems, labor strikes, work stoppages or other interruptions or difficulties in the employment of labor or transportation in our markets; and

•                                          changes in general economic and business conditions.

Many of these factors are described in greater detail in this report and in other filings that we make with the U.S. Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities.  We undertake no obligation to update any information contained in this report or to publicly release the results of any revisions to forward-looking statements to reflect events or circumstances of which we may become aware after the date of this report.  Undue reliance should not be placed on forward-looking statements.

All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing.

25

PART I

ITEM 1.

BUSINESS

OUR COMPANY

We operate in the U.S. through an indirect wholly owned subsidiary, Cott Beverages Inc., in Canada through the Cott Beverages Canada division, in the U.K. through an indirect wholly owned subsidiary, Cott Beverages Ltd., and in Mexico through an indirect 90% owned subsidiary, Cott Embotelladores de Mexico, S.A. de C.V.

We incorporated in 1955 and are governed by the Canada Business Corporation Act.  Our registered Canadian office is located at 333 Avro Avenue, Pointe-Claire, Quebec, Canada H9R 5W3 and our principal executive offices are located at 207 Queen’s Quay West, suite 340, Toronto, Ontario, Canada M5J 1A7.

PRINCIPAL MARKETS AND PRODUCTS

We are the leading supplier of premium quality retailer brand carbonated soft drinks in the U.S., Canada and the U.K. Based on industry information, we estimate that we produce (either directly or through third party manufacturers with whom we have co-packing agreements) approximately 68% of all private label carbonated soft drinks sold in the U.S., 38% of those sold in the U.K. and 97% of those sold in Canada.  In addition to carbonated soft drinks, our product lines include clear, sparkling flavored beverages, juices and juice-based products, bottled water, energy drinks and iced teas.  During the year ended January 1, 2005, approximately 33% of all of the beverages we sell in 8-ounce equivalents, in the U.S., Canada and the U.K. are under customer controlled retailer brands, and the remainder are sold under brand names that we either own retailer brands, and the remainder are sold under brand names that we either own or license from others.  Sales of carbonated soft drinks and flavored sparkling waters represented approximately 87% of beverages sold in 8-ounce equivalents.

In recent years, we expanded our business through acquisitions and growth with key customers.  We believe that opportunities exist to increase sales of beverages in our markets by leveraging existing customer relationships, obtaining new customers, exploring new channels of distribution and introducing new products.

EXHIBIT 8-A

The Hain Celestrial Group, Inc.

Notes to Consolidated Financial Statements

14.  SEGMENT INFORMATION

Our company is engaged in one business segment: the manufacturing, distribution and marketing of natural and organic food, beverage and body care products.  We define business segments as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by a chief operating decision maker or group.

Outside the United States, we primarily conduct business in Canada and Europe.  Selected information related to our operations by geographic area have as follows:

	2004			2003			2002
	United States	Canada	Europe	United States	Canada	Europe	United States	Canada	Europe
Net sales	$433,787	$48,326	$61,945	$385,569	$41,498	$39,392	$339,522	$34,254	$22,178
Earnings (loss) before income axes	34,437	4,670	4,281	37,287	5,460	1,417	(735)	5,398	140
Long lived assets	425,563	43,424	16,930	374,957	39,541	17,342	298,198	37,811	18,290

EXHIBIT 8-B

Hain Celestial Group Inc (HAIN)

BUSINESS SUMMARY

The Hain Celestial Group, Inc. engages in the manufacture, marketing, distribution, and sale of natural, organic, specialty, and snack food products; and natural health and body care products. Its natural and organic food product lines consist of approximately 1,500 branded items; and include nondairy drinks, (soy and rice milk), popcorn cakes, cookies, crackers, flour and baking mixes, hot and cold cereals, pasta, baby food, condiments, cooking oils, granolas, granola bars, cereal bars, canned and instant soups, chilis, packaged grain, nut butters and nutritional oils, juices, frozen desserts, and ethnic meals, as well as other food products. The company’s beverage and tea products include approximately 80 flavors of tea made from natural ingredients, which include herb, red (rooibos), honeybush, white, green, black, mate, and chai. It also offers organic and iced teas. Hain Celestial’s snack food products include various potato and vegetable chips, organic tortilla style chips, pretzels, sweet potato chips, popcorn, and potato chips. The company’s meat alternative products consist of meat alternative choices among veggie burgers, veggie wieners, veggie slices, veggie entrees, and veggie ground round. Its frozen food products include a line of frozen meals, side dishes, and other items. It also offers lines of frozen nondairy confections and novelties. The company’s natural health and body care products include a line of personal care products, including skin care, hair care, body care, oral care, and deodorants. Hain Celestial sells its products in 50 states and in approximately 50 countries primarily to specialty and natural food distributors. It markets its products to supermarkets, natural food stores, mass-market stores, drug stores, food service channels, and club stores. Hain Celestial is headquartered in Melville, New York.

EXHIBIT 8-C

OUR BRANDS

Natural Food (grocery)

ARROWHEAD MILLS A pioneer and leader in organic baking, mixes, grains, cereals and nut butters since 1960. Arrowhead Mills takes you back to the basics with the best-tasting, diverse selection of products for home baked goodness. For more information, visit the Arrowhead Mills web site at www.arrowheadmills.com.

BREADSHOP Breadshop adds to our strength in ready-to-eat cereals with both kids’ and adult products.

CARB FIT A wide variety of healthy and great-tasting low-carb products for people following the low-carb lifestyle. For more information, visit the Carb Fit web site at www.carbfit.com.

CASBAH A complete line of versatile and great-tasting vegetarian prepared mixes and side dishes. For more information, visit the Casbah web site at www.casbahnaturalfoods.com.

DEBOLES A unique pasta brand known especially for its Jerusalem artichoke flour products, DeBoles also markets semolina, whole wheat, and rice flour pastas. In addition, DeBoles offers certified organic pastas. For more information, visit the DeBoles web site at www.deboles.com.

EARTH’S BEST All natural and organic, Earth’s Best recently became the first Genetically Engineered Ingredient Free certified baby food brand. For more information, visit the Earth’s Best web site at www.earthsbest.com.

HAIN PURE FOODS Our namesake brand, offers a wide variety of great-tasting, all-natural products including crackers, cookies, oils and condiments, as well as functional snacks for adults including calcium-fortified rice cakes, and carrot chips. For more information, visit the Hain Pure Foods web site at www.hainpurefoods.com.

HEALTH VALLEY A pioneer in fat-free, natural foods, Health Valley is the category leader in soups, baked products, and cereals. It’s marketed in grocery and natural food stores and mass merchandisers. For more information, visit the Health Valley web site at www.healthvalley.com.

HOLLYWOOD The U.S. leader in safflower oil, Hollywood is known for its high quality canola and peanut oils, as well as carrot juice. For more information, visit the Hollywood web site at www.hollywoodoils.com.

IMAGINE FOODS A variety of delicious, ready-to-serve, organic soups and broths. Their garden-fresh flavor is preserved by their aseptic package, making them richer than soup from cups or cans. For more information, visit the Imagine Foods web site at www.imaginefoods.com.

NILE SPICE The innovator in all-natural soup cups. Nile Spice soups are a healthy alternative to vending machine lunches or fast food, and they’re quick and delicious! For more information, visit the Nile Spice web site at www.nilespice.com.

WALNUT ACRES Organic juices, canned soups, salsas and sauces made from the highest quality ingredients. For more information, visit the Walnut Acres web site at www.walnutacres.com.

WESTBRAE NATURAL A vegetarian inspiration since 1970, providing products for nutritious meals centered around vegetables, whole grains, soups and beans. As an integral part of the Vegetarian Diet Pyramid, Westbrae Natural products help make the transition toward a vegetarian lifestyle. For more information, visit the Westbrae Natural web site at www.westbrae.com.

Natural Beverages

CELESTIAL SEASONINGS Founded in 1970, Celestial Seasonings is the leading brand of natural and specialty teas in North America. Consumers love Celestial Seasonings herb, wellness, green, black, organic and white teas for their delicious all-natural taste and creative packaging. For more information, visit the Celestial Seasonings web site at www.celestialseasonings.com.

RICE DREAM Dairy free beverages with as much calcium and vitamins A and D as milk. Not only are people with health concerns turning to Rice Dream, so are those who are just looking for a low fat, thirst quenching drink. For more information, visit the Imagine web site at www.imaginefoods.com.

SOY DREAM Non-dairy beverages with the health benefits of soy. Soy Dream beverages are deliciously rich and creamy. For more information, visit the Imagine web site at www.imaginefoods.com.

WESTSOY The number one brand in non-dairy soy beverages, WestSoy beverages are available in aseptic, wedge, and new refrigerated varieties. WestSoy is known as the category innovator, with differentiated products including Soy Shakes in grab-and-go convenience-sized containers. For more information, visit the WestSoy web site at www.westsoy.biz.

Natural Snacks

BOSTON’S A pioneer in kettle-popped popcorn, Boston’s has expanded its East Coast base to natural foods stores throughout the country. For more information, visit the Boston’s web site at www.bostonssnacks.com.

GARDEN OF EATIN’ The #1 organic tortilla brand in the U.S., Garden of Eatin’ is known for its best-selling Blue Corn chips. We are now introducing organic potato chips that are GEI-free in four new varieties. For more information, visit the Garden of Eatin’ web site at www.gardenofeatin.com.

HAIN PURE SNAX A selection of fun snack products Zoinks, Crudites, Soy Munchies and Kettle Corn that are all-natural with NO Genetically Engineered Ingredients (GEI). For more information, visit the Hain Pure Snax web site at www.hainpuresnax.com.

HARRY’S A premium snack brand of natural and organic snacks including pretzels, potato chips, and tortilla chips. For more information, visit the Harry’s web site at www.harryssnacks.com.

BEARITOS A natural brand of chilis, sauce mixes, and snacks, including our first snacks to carry the “No-GEI” (genetically engineered ingredients) seal. For more information, visit the Little Bear/Bearito web site at www.littlebearfoods.com.

LITTLE BEAR Organic snack products that appeal to kids of all ages. For more information, visit the Little Bear/Bearito web site at www.littlebearfoods.com.

TERRA CHIPS Terra has pioneered new varieties of potato and vegetable chips that have carved a new niche in upscale natural snacks. Its elegant packaging stands out on the shelf. New Red Bliss, Blue, and Potpourri Chips complement Terra’s original offering of exotic vegetables. For more information, visit the Terra Chips web site at www.terrachips.com.

Refrigerated

YVES VEGGIE CUISINE The North American leader in the production of award winning meatless, low fat and cholesterol free products. Yves makes over thirty meat and cheese alternative products to meet America’s quickly growing demand for Healthy lifstyle products. For more information, visit the Yves Veggie Cuisine web site at www.yvesveggie.com.

Frozen

ETHNIC GOURMET A wide variety of frozen meals offering tantalizing tastes from all over the world. Each delicious recipe has been carefully prepared using the rich, aromatic spices, bold, unique flavors and bright, colorful ingredients that give each cuisine its truly distinctive taste. For more information, visit the Ethnic Gourmet web site at www.ethnicgourmet.com.

KINERET Our kosher food brand features both holiday and everyday foods and snacks in frozen and shelf-stable varieties. Now featuring a new line of delicious meals created by Chef Jeff Nathan. For more information, visit the Kineret web site at www.kineretfoods.com.

ROSETTO A wide variety of frozen pastas and authentic pasta meals that can be ready in 10 minutes. For more information, visit the Rosetto web site at www.rosetto.com.

Whole Body Care

HEATHER’S NATURALS Natural and organic cleaning products that are safer to use but still effective. For more information, visit the Heathers Naturals web site at www.heathersnaturals.com.

JASON Pure, carefully balanced health and body care products that contain the finest food-grade, organic and nutritional ingredients that deliver topical benefits to the hair and skin. Product fragrances are derived from the natural essential oils. For more information, visit the Jason web site at www.jason-natural.com.

ORJENE ORGANICS Beauty and personal care products made with only the finest selected botanicals, natural oils, exotic blooms and beautifying vitamins. All Orjene products are completely free of mineral oils and artificial colors.

SHAMAN ORGANICS Organic, natural and ecologically responsible skin, hair and body products, created using the highest quality certified organic botanical extracts and pure Rocky Mountain Spring Water. For more information, visit the Shaman web site at www.shamanbeauty.com.

Europe

BIOMARCHÉ The leading distributor of fresh organic fruits, vegetables, sandwich spreads and salad mixes in Belgium. They recently added a line of ready-to-eat salads and vegetable-based meals for European restaurants. For more information, visit the Biomarché web site at www.biomarche.be.

GRAINS NOIRS The number one catering company in Begium, distributing ready-to-eat salads, appetizers and sandwiches to restaurants and grocers throughout the country. They also supply prepared meals for the high-speed trains to London, Paris, and Amsterdam from Brussels. For more information, visit the Grains Noirs web site at www.grainsnoirs.com.

LIMA A pioneer in natural foods since 1957 and a market leader in three distinct food catagories, Lima distributes more than 250 products through grocery and specialty store outlets. For more information, visit the Lima web site at www.limafood.com.

MILKFREE A sub-brand of Natumi, a German producer of non-dairy beverages and desserts marketed principally to retail channels in Europe.

NATUMI A German producer of non-dairy beverages and desserts marketed principally to retail channels in Europe. For more information, visit the Natumi web site at www.natumi.de.

Specialty

ALBA Well-known for its quality non-fat dry milk, shake, and hot cocoa products, ALBA meets consumer demand for nutritious dairy beverages. For more information, visit the Alba web site at www.albadrinks.com.

ESTEE The #1 brand in the medically-directed/diet category for over 50 years, Estee markets sugar-free and fructose-sweetened foods for people with diabetes, and others on sugar-restricted diets. For more information, visit the Estee web site at www.esteefoods.com.

THANK YOU FOR YOUR SUPPORT OF STRICT ORGANIC STANDARDS!	learn why organic food is good food

Some of the flavors are unusual. All are unusually good. Taste the certified organic difference of Walnut Acres for yourself.

Walnut Acres uses only the best quality clear plastic bottles because they’re easier and more efficient to recycle than glass, they are the most widely recycled beverage container, and they are recycled to make such useful items as polar fleece and fiber-fill for jackets.

Choose a flavor:

•  Apple

•  Apricot

•  Blueberry

•  Cherry

•  Concord Grape

•  Cranberry

•  Cranberry-Blueberry

•  Cranberry-Raspberry

•  Incredible Vegetable

•  Lemonade

•  Limeade

•  Mango Nectar

•  Orange Carrot

•  Peach

•  Pineapple

•  Pink Lemonade

•  Raspberry

Bars

Broths

Cereals

Chilis

Cookies

Crackers

Pet Foods

Meal Cups

Scones

Sodas

Soups

GMO Free

High Fiber

Fat Free

Low Fat

No Trans Fats

Organic

Sodas

Sarsaparilla Root Beer	Old-Fashioned Root Beer	Ginger Ale

Carb Fit Soymilk Original 32 oz

Here’s the skinny on Carb Fit™ Soymilk. It’s the delicious non-dairy alternative for your low carb lifestyle without all the carbs of dairy milk. Available in 2 creamy flavors— Original & Vanilla, Carb Fit Soymilk can be used as a substitute for dairy milk. Try it in your favorite low carb recipes, on Carb Fit Cereal or enjoy a tall refreshing glassful with your favorite variety of Carb Fit cookies.

With Carb Fit, you can cut the carbs without cutting nutrition. Carb Fit Original Soymilk contains 0g Net Carbs per serving, is cholesterol free and low in fat. It’s enriched with Calcium, Vitamin D and Riboflavin and also contains 33 mg of isoflavones per serving.

Nutrition Facts

Ingredients: organic soymilk (filtered water, whole organic soybeans), filtered water, tricalcium phosphate, natural flavors, sea salt, carrageenan, sucralose (Splenda® Brand), vitamin A palmitate, vitamin D2, riboflavin (vitamin B2).

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Our Products

Our Products
Mints
Sugars
Vegetable Juices
Vinegars

Juices

Carrot Juice with Lutein

As inherently delicious as it is nutritious, Hain Pure Foods Carrot Juice has been America’s juice of choice for over 75 years. True to the roots that made Harold Hain’s original Carrot Juice famous in 1926, we continue the time-honored tradition of using only the purest essence of carrots to make this delicious beverage that is full of natural vitamins. Not only is our Carrot Juice an excellent source of Vitamin A and a good source of Vitamin C and Calcium, Hain Pure Foods Carrot Juice is fortified with Lutein which helps maintain healthy eyes.  Whether you need a head-start each morning, a refreshing break, or a unique ingredient in your latest culinary creation, you’ll find it in the sweet and refreshing sensation of Hain Pure Foods Carrot Juice enjoy!

Veggie Juice with Lutein

Get your daily dose of vegetables with new Hain Pure Foods Veggie Juice it’s like a garden in every glass. Our magnificent medley of vegetables includes tomatoes, carrots and spinach in a refreshing drink that’s delicious and good for you too! In addition to being an excellent source of Vitamin A and good source of Vitamin C and Calcium, Hain Pure Foods Veggie Juice is also fortified with Lutein which helps maintain healthy eyes. It is easy to see that Hain Pure Foods Veggie Juice is the right choice every day!

EXHIBIT 9-A

19.  BUSINESS SEGMENTS AND RELATED INFORMATION

The company’s operations are organized into three reporting segments: Retail Products, Foodservice Products and Food Ingredients.  The company historically aggregated its retail and foodservice operations within the company’s Packaged Foods reporting segment.  As a result of the recent strategic portfolio changes and management realignment in fiscal 2004, the company now reports its retail and foodservice operations as two separate reporting segments.  The Retail Products reporting segment includes branded foods which are sold in various retail channels and include frozen, refrigerated and shelf–stable temperature classes.  The Foodservice Products reporting segment includes branded and customized food products, including meals, entrees, prepared potatoes, meats, seafood, sauces and a variety of custom–manufactured culinary products packaged for sale to restaurants and other foodservice establishments.  The Food Ingredients reporting segment includes both branded and commodity food ingredients, including milled grain ingredients, seasonings, blends and flavorings, which are sold to food processors, as well as certain commodity sourcing and merchandising operations.

On June 9, 2003, the company announced an agreement to sell its chicken business to Pilgrim’s Pride Corporation.  As such, beginning in the fourth quarter of fiscal 2003, the company began to classify all operations associated with its chicken processing business within discontinued operations.  Historically, these operations were included in the company’s Meat Processing reporting segment.

As a result of the fiscal 2004 UAP North America divestiture and the anticipated divestiture of UAP International, the company reclassified all activity previously reflected in the Agricultural Products reporting segment into discontinued operations for all periods presented.  As such, the company no longer has an Agricultural Products reporting segment.

On September 19, 2002 (during the company’s second quarter of fiscal 2003), the company sold a controlling interest in its fresh beef and port operations to a joint venture led by outside investors.  As a result, the Meat Processing reporting segment information included beef and pork operating activity for fiscal 2003, but no activity for fiscal 2004.  Fiscal 2003 activity includes the settlement of an insurance claim related to a fire at a beef plant previously owned by the company in Garden City, Kansas.  The insurance proceeds represented a recovery for the loss of facilities, inventory and related items.  As a result of the settlement, the company recognized approximately $50 million in increased operating profit within the Meat Processing reporting segment for fiscal 2003.

Intersegment sales have been recorded at amounts approximating market.  Operating profit for each segment is based on net sales less all identifiable operating expenses.  General corporate expense, net interest expense, equity method investment earnings and income taxes have been excluded from segment operations.

During fiscal 2004, the company divested a minority share in a venture, receiving approximately $31.4 million.  The company recognized a gain of approximately $21.2 million upon the divestiture, which is recognized as a reduction of corporate expenses.

Notes to Consolidated Financial Statements (continued)

	2004	2003	2002
Sales to unaffiliated customers
Retail Products	$8,434.1	$8,668.1	$8,718.6
Foodservice Products	3,714.4	3,597.9	3,778.9
Food Ingredients	2,373.6	2,204.4,	2,104.6
Meat Processing	—	2,468.7	7,733.4
Total	$14,522.1	$16,939.1	$22,335.5
Intersegment sales
Retail Products	$27.8	$35.8	$25.0
Foodservice Products	91.9	38.1	46.9
Food Ingredients	332.8	560.9	611.9
Meat Processing	—	184.7	656.8
	452.5	819.5	1,340.6
Intersegment elimination	(452.5)	(819.5)	(1,340.6)
Total	$—	$—	$—
Net sales
Retail Products	$8,461.9	$8,703.9	$8,743.6
Foodservice Products	3,806.3	3,636.0	3,825.8
Food Ingredients	2,706.4	2,765.3	2,716.5
Meat Processing	—	2,653.4	8,390.2
Intersegment elimination	(452.5)	(819.5)	(1,340.6)
Total	$14,522.1	$16,939.1	$22,335.5
Operating Profit
Retail Products	$1,218.0	$1,298.0	$1,226.30
Foodservice Products	321.4	344.5	364.3
Food Ingredients	196.6	125.1	188.8
Meat Processing	—	99.4	187.8
Total operating profit	1,736.0	1,867.0	1,967.2
General corporate expenses	351.9	406.8	272.7
Goodwill amortization	—	—	106.0
Interest expense, net	274.9	274.7	393.6
Income tax expense	427.6	435.7	477.5
Equity method investment earnings	43.5	46.2	33.7
Income from continuing operations before cumulative effect of changes in accounting	725.1	796.0	751.1
Income (loss) from discontinued operations, net of tax	99.3	(36.1)	22.6
Cumulative effect of changes in accounting	(13.1)	3.9	(2.0)
Net income	$811.3	$763.8	$771.7
Identifiable assets
Retail Products	$7,483.0	$7,081.8	$7,559.8
Foodservice Products	1,712.6	1,668.6	1,623.8
Food Ingredients	2,193.5	1,947.5	1,815.0
Meat Processing	—	386.7	1,481.9
Corporate	2,687.5	1,971.3	841.3
Discontinued operative	145.6	2,062.8	2,246.9
Total	$14,222.2	$15,118.7	$15,568.7
Additions to property plant and equipment
Retail Products	$228.7	$263.1	$291.5
Foodservice Products	51.9	48.1	59.9
Food Ingredients	36.6	31.5	18.6
Meat Processing	—	7.9	56.5
Corporate	34.9	25.2	27.5
Total	$352.1	$375.8	$454.0
Depreciation and amortization
Retail Products	$213.2	$203.6	$313.3
Foodservice Products	60.4	66.4	72.7
Food Ingredients	44.9	52.6	50.5
Meat Processing	—	21.6	68.3
Corporate	33.8	30.7	31.8
Total	$352.3	$374.9	$536.6

Notes to Consolidated Financial Statements (continued)

The operations of the company are principally in the United States.  Operations outside the United States are worldwide with no single foreign country or geographic region being significant to the consolidated operations.  Foreign net sales were $1.3 billion, $1.5 billion and $2.4 billion in fiscal 2004, 2003 and 2002, respectively.  Net sales are attributed to countries based on location of customer.  The company’s long–lived assets located of the United States are not significant.

20.  QUARTERLY FINANCIAL DATA (UNAUDITED)

	2004				2003
	First	Second	Third	Fourth	First	Second	Third	Fourth
(in millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Net sales	$3,229.4	$3,804.8	$3,525.5	$3,962.4	$5,381.3	$4,384.8	$3,547.7	$3,625.3
Gross profit(1)	684.2	899.8	800.2	823.0	832.6	911.6	831.6	793.4
Income before cumulative effect of changes in accounting—As Previously Reported	206.6	270.1	204.7	211.5	223.7	235.8	161.0	150.4
Income before cumulative effect of changes in accounting—As Restated(2)	169.6	268.8	216.7	169.3	222.8	274.0	166.0	97.2
Income from continuing operations—As Previously Reported	167.3	237.9	191.8	199.0	186.6	206.0	198.6	215.8
Income from continuing—As Restated(2)	130.3	236.6	203.8	154.4	185.6	244.2	203.6	162.6
Income (loss) from discontinued operations—As Previously Reported	39.3	32.2	12.9	12.5	37.1	29.8	(37.6)	(65.4)
Income (loss) from discontinued operations—As Restated(2)	39.3	32.2	12.9	14.9	37.1	29.8	(37.6)	(65.4)
Cumulative effect of change in accounting principle	(11.7)	—	(1.4)	—	3.9	—	—	—
Net income—As Previously Reported	$194.9	$270.1	$203.3	$211.5	$227.6	$235.8	$161.0	$150.4
Net income—As Restated(2)	$157.9	$268.8	$215.2	$169.3	$226.6	$274.0	$166.0	$97.2

1.               Amounts differ from previously filed quarterly reports.  During the second quarter of fiscal 2004, the company began to reflect the operations of its Agricultural Products segment as discontinued operations.  Additionally, during the fourth quarter of fiscal 2004, the company began to reflect the operations of its Spanish feed and Portuguese poultry businesses as discontinued operations.  See additional detail in Note 2.

2.               See Note 21.

EXHIBIT 9-B

ConAgra Foods Inc (CAG)

BUSINESS SUMMARY

ConAgra Foods, Inc. operates as a packaged food company serving grocery retailers, restaurants, and other foodservice establishments, as well as food processors. The company operates in three segments: Retail Products, Foodservice Products, and Food Ingredients. The Retail Products segment includes branded foods, which are sold in various retail channels. It includes frozen, refrigerated, and shelf stable temperature classes. The Foodservice Products segment includes branded and customized food products, including meals, entrees, prepared potatoes, meats, seafood, sauces, and custom-manufactured culinary products packaged for sale to restaurants and other foodservice establishments. The Food Ingredients segment includes both branded and commodity food ingredients, including milled grain ingredients, seasonings, blends, and flavorings, which are sold to food processors, as well as certain commodity sourcing and merchandising operations. The company was incorporated in 1919 and is headquartered in Omaha, Nebraska.

“I want it buttery.” ACT II

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OUR BRANDS

Swiss Miss

Created with a blend of rich, dark European cocoas for that real chocolate taste and flavor, Swiss Miss is America’s preferred brand of hot chocolate. It is available in regular and sugar free formulas with or without real marshmallows. Warm up with Swiss Miss any time.

SWISS MISS: PRODUCT FACT SHEET

LOOK FOR SWISS MISS AT:		Grocery Stores Supercenters Convenience Stores Discount club centers Snack bars and entertainment venues Restaurants and cafeterias across the U.S.

Hunt’s Snack Pack

Hunt’s Snack Pack is a great tasting shelf-stable pudding that can be enjoyed by the whole family. Its rich and creamy texture along with the ability to enjoy it anytime, anywhere makes this the ultimate treat. Available in Regular flavors, Swirls, Fat Free, and the all new Dessert Favorites, Hunt’s Snack Pack has the flavor variety to please everyone in the family.

HUNT’S SNACK PACK:	PRODUCT FACT SHEET

WEB SITE:	http://www.huntssnackpack.com

LOOK FOR HUNT’S SNACK PACK AT:	Grocery stores
Convenience stores
Discount clubs
Supercenters

Knott’s Berry Farm

Since 1920, when Walter and Cordelia Knott opened their first farmstand in Southern California, we’ve picked only quality fruits. Enjoy our sweet, delicious jams and preserves made with sun-ripened fruit, grown and harvested from the best places on Earth.

At Knott’s Berry Farm we are proud of our long tradition of supplying foodservice operators with premium jellies & syrups. So when you offer Knott’s on your table, your customers know they are getting the very best.

Knott’s Berry Farm was first started in 1920 when Walter and Cordelia Knott opened a roadside stand in southern California to sell their berries and preserves. The company’s first production facility was established in Cordelia Knott’s kitchen in 1946 and then moved to a building on the grounds of the Knott’s Berry Farm Amusement Park. Ten years later, the first jelly and jam products were sold on store shelves and in gift packs.

Knott’s Berry Farm Foods became a ConAgra Foods brand in 1995.

KNOTT’S BERRY FARM:	PRODUCT FACT SHEET

ESTABLISHED IN:	1920

LOOK FOR KNOTT’S BERRY FARM AT:	Grocery Stores
Supercenters
Convenience Stores
Discount club centers
Restaurants and cafeterias across the U.S.

ACT II

ACT II is the No.1 selling microwave popcorn in the world offering consistent quality at a great family value.*

Featuring classic microwave varieties and great innovative flavors, ACT II has it all. Count on ACT II products for light, fluffy, great-tasting popcorn every time.

MANY VARIETIES AND PRODUCTS TO CHOOSE FROM:

•	ACT II Microwave Popcorn “Classic” flavors — Enjoy all of your favorites, including Butter, Butter Lover’s, Movie Theatre Butter, Light Butter, and Old-Fashioned Natural.

•

ACT II Microwave Popcorn “Special Feature” flavors — Tempt your taste buds with popcorn varieties designed to satisfy the ultimate flavor seekers. Try Kettle Corn, Buttery Kettle Corn, Extreme Butter, Sweet Corn on the Cob, Classic White, and Caramel Corn!

•	ACT II Pop ‘N Serve Tubs — Bring the movie experience home with the ACT II Pop ‘N Serve Tub in Classic Movie Theatre Butter. Also available in Kettle Corn flavor.

•	ACT II Mini-Bags — Treat yourself with snacking made easy. Available in Butter flavor, ACT II Mini-Bags are the perfect size for one!

•

ACT II Popcorn Balls & Shapes — Add some fun to your eating experience! Sweetly glazed flavor for a variety of occasions including Halloween Popcorn Ball Treats, Popcorn Easter Bunnies, and Holiday Popcorn Balls.

*Sources: IRI InfoScan Data, 52 weeks ending 6/23/02; IRI InfoScan Data, 52 weeks ending 6/22/01; ConAgra Snack Foods Estimate, 6/02.

ACT II:	PRODUCT FACT SHEET

BECAME A HOUSEHOLD BRAND:	1984

WEB SITE:	http://www.actii.com

LOOK FOR ACT II AT:	Mass merchandise stores
Discount club stores
Grocery stores
Drug stores
Convenience stores
Vending machines
Video stores

Chef Boyardee

Chef Boyardee began in an Italian restaurant in Cleveland called Il Giardino d’Italia. In the homey restaurant, patrons often asked Chef Hector Boyardi for take-home portions of his wonderful spaghetti sauce, so he began selling it in milk bottles. Shortly thereafter Boyardi also started selling dry pasta and packets of his special cheese with the sauce. It was an instant hit. Cleveland fell in love with Chef Boyardee pasta, and Boyardi began to make sauce in a special loft down the street.

A Boyardi fan arranged for a special dinner in a trucking garage with 30 truck drivers to discuss shipping the tasty sauce nationwide. The food was a hit, and it was recommended that Boyardi Americanize his name for easier pronunciation, and Chef Boyardee was born. Boyardi quickly outgrew his Cleveland processing plants and moved to Pennsylvania, where he offered his facilities to prepare food rations during WWII. Chef Boyardee has been making kids and adults happy ever since with his delicious pasta recipes that have become part of the American culinary culture.

CHEF BOYARDEE:	PRODUCT FACT SHEET

WEB SITE:	http://www.chefboyardee.com

LOOK FOR CHEF BOYARDEE AT:	Grocery Stores
Supercenters
Convenience Stores
Discount club centers

Swiss Miss

Created with a blend of rich, dark European cocoas for that real chocolate taste and flavor, Swiss Miss is America’s preferred brand of hot chocolate. It is available in regular and sugar free formulas with or without real marshmallows. Warm up with Swiss Miss any time.

SWISS MISS:	PRODUCT FACT SHEET

LOOK FOR SWISS MISS AT:	Grocery Stores
Supercenters
Convenience Stores
Discount club centers
Snack bars and entertainment venues
Restaurants and cafeterias across the U.S.

Kid Cuisine

KC says, “Food and fun should be rolled into one!” From magic sprinkles that change the color of your pudding to chicken nuggets in the shape of your favorite characters, to brownies you can frost yourself, only Kid Cuisine makes eating this much fun. Don’t forget to check the back of the box for even more fun and games. Keep your eyeballs peeled for our special Limited Edition meals.

Hey mom, did you know Kid Cuisine comes in 11 great-tasting, well-balanced varieties your child is sure to flip for? Now you can feel good about giving your kids the foods they love.

TRY ALL OF THE KID CUISINE MEALS:

•	All Star Chicken Breast Nuggets (made with white chicken breast) Nugget Shaped Breaded White Chicken Patties with rib meat, Macaroni & Cheese, Corn and a Frosted Chocolate Brownie

•	Jurassic Fried Chicken (Dark Meat Drumsticks) Mashed Potatoes, Corn and Dinosaur Shaped Fruit Snacks

•	Cheese Pizza Painter Corn, Pizza Sauce Packet, and Double Fudge Brownie with Frosting

•	Beef Patty Sandwich Builder with cheese French Fries, Corn and Fruit Snacks

•	Cheese Blaster Mac & Cheese Corn, Cheese Sauce Packet and a KC Penguin Shaped Milk Chocolate

•	Deep Sea Fish Sticks (whole fillet fish) Macaroni & Cheese, Corn and Gummy Sharks

•	Alien Invasion Pepperoni Pizza Corn, Parmesan Cheese Packet, and Alien Shaped Fruit Snacks

•	Carnival Corn Dog (Batter dipped Frank made with Chicken, Pork, and Beef on a stick), French Fries, Corn and Vanilla Pudding with Cotton Candy Sprinkles

•	Rock ‘n Roll Taco Roll-Ups (with beef) Cheddar Cheese Sauce, Corn, and Vanilla Pudding with Strawberry Flavored Crackling Candy

•

Bug Hunt Fun Nuggets (made with white chicken breast)
Nugget Shaped Breaded White Chicken Patties with rib meat, Bug Shaped Macaroni & Cheese, Corn, Ketchup Packet and Chocolate Pudding with Cookie Crumb and Ant Sprinkles

•	Twist & Twirl Spaghetti & Mini-Meatballs Corn, Frosted Chocolate Brownie, and Parmesan Cheese Packet

EXHIBIT 10-A

H. J. HEINZ COMPANY AND SUBSIDIARIES

15.  SEGMENT INFORMATION

The Company’s segments are primarily organized by geographical area. The composition of segments and measure of segment profitability are consistent with that used by the Company’s management.

Descriptions of the Company’s segments are as follows:

•                  NORTH AMERICAN CONSUMER PRODUCTS—This segment primarily manufactures, markets and sells ketchup, condiments, sauces, pasta meals and frozen potatoes, entrees, snacks and appetizers to the grocery channels in the United States of America and includes our Canadian business.

•                  U.S. FOODSERVICE—This segment primarily manufactures, markets and sells branded and customized products to commercial and non-commercial food outlets and distributors in the United States of America including ketchup, condiments, sauces and frozen soups, desserts and appetizers.

•                  EUROPE—This segment includes the Company’s operations in Europe and sells products in all of the Company’s categories.

•                  ASIA/PACIFIC—This segment includes the Company’s operations in New Zealand, Australia, Japan, China, South Korea, Indonesia, Singapore and Thailand. This segment’s operations include products in all of the Company’s categories.

•                  OTHER OPERATING ENTITIES—This segment includes the Company’s operations in Africa, India, Latin America, the Middle East and other areas that sell products in all of the Company’s categories. During Fiscal 2003, the Company deconsolidated its Zimbabwe operations that have historically been reported in this segment.

The Company’s management evaluates performance based on several factors including net sales, operating income excluding special items, and the use of capital resources. Intersegment revenues are accounted for at current market values. Items below the operating income line of the consolidated statements of income are not presented by segment, since they are excluded from the measure of segment profitability reviewed by the Company’s management.

H. J. HEINZ COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

The following table presents information about the Company’s reportable segments:

	Fiscal Year Ended
	April 27, 2005 (52 Weeks)	April 28, 2004 (52 Weeks)	April 30, 2003 (52 Weeks)	April 27, 2005 (52 Weeks)	April 28, 2004 (52 Weeks)	April 30, 2003 (52 Weeks)
	(Dollars in thousands)
	Net External Sales			Intersegment Sales

North American Consumer Products	$2,256,862	$2,064,937	$2,114,020	$51,742	$55,379	$55,763
U.S. Foodservice	1,503,818	1,428,641	1,315,465	22,550	15,310	16,124
Europe	3,447,299	3,287,737	3,036,581	17,328	13,644	17,018
Asia/Pacific	1,307,675	1,258,556	1,078,849	3,420	2,911	3,281
Other Operating Entities	396,643	374,667	691,921	1,571	2,188	2,174
Non-Operating (a)	—	—	—	(96,611)	(89,432)	(94,360)
Consolidated Totals	$8,912,297	$8,414,538	$8,236,836	$—	$—	$—

	Operating Income (Loss)			Operating Income (Loss) Excluding (b) Special Items
North American Consumer Products	$530,444	$474,129	$391,656	$530,444	$479,453	$452,543
U.S. Foodservice	224,784	211,129	191,681	224,784	215,029	197,584
Europe	550,585	639,157	541,724	577,561	615,403	600,659
Asia/Pacific	135,588	146,190	100,460	135,588	146,190	107,109
Other Operating Entities	34,739	29,934	111,190	34,739	30,934	111,190
Non-Operating (a)	(121,298)	(121,282)	(162,895)	(121,298)	(115,424)	(107,878)
Consolidated Totals	$1,354,842	$1,379,257	$1,173,816	$1,381,818	$1,371,585	$1,361,207

	Depreciation and Amortization Expenses			Capital Expenditures (c)
Total North America	$96,649	$88,110	$81,702	$95,194	$110,946	$60,289
Europe	105,978	97,924	93,988	98,729	73,212	59,010
Asia/Pacific	33,059	32,522	22,167	28,961	36,870	24,688
Other Operating Entities	7,664	7,403	8,035	8,997	9,202	5,635
Non-Operating (a)	9,102	7,984	8,870	8,790	1,731	4,347
Consolidated Totals	$252,452	$233,943	$214,762	$240,671	$231,961	$153,969

	Identifiable Assets
Total North America	$3,606,034	$3,356,878	$3,468,639
Europe	4,437,891	3,788,378	3,331,420
Asia/Pacific	1,364,882	1,242,953	1,088,462
Other Operating Entities	280,952	276,130	255,991
Non-Operating (d)	887,959	1,212,850	1,080,239
Consolidated Totals	$10,577,718	$9,877,189	$9,224,751

(a)                                  Includes corporate overhead, intercompany eliminations and charges not directly attributable to operating segments.

(b)                                 FISCAL YEAR ENDED APRIL 27, 2005: Excludes the $27.0 million non-cash asset impairment charge on the HAK vegetable product line in Northern Europe.

H. J. HEINZ COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

FISCAL YEAR ENDED APRIL 28, 2004: Excludes the gain on disposal of the bakery business in Northern Europe, reorganization costs and the write down of pizza crust assets in the United Kingdom as follows: North American Consumer Products $5.3 million, U.S. Foodservice $3.9 million, Europe $(23.8) million, Other Operating Entities $1.0 million, and Non-Operating $5.9 million.

FISCAL YEAR ENDED APRIL 30, 2003: Excludes Del Monto transaction related costs, costs to reduce overhead of the remaining businesses and losses on the exit of non-strategic businesses as follows: North American Consumer Products $60.9 million, U.S. Foodservice $5.9 million, Europe $58.9 million, Asia/Pacific $6.6 million and Non-Operating $55.0 million.

(c)                                  Excludes property, plant and equipment obtained through acquisitions.

(d)                                 Includes identifiable assets not directly attributable to operating segments.

The results for the year ended April 27, 2005 were impacted by a $34.1 million charge for trade promotion spending for the Italian infant nutrition business of which $21.1 million was recorded in the second quarter and $13.0 million in the fourth quarter. The charge relates to an under-accrual in fiscal years 2001, 2002 and 2003. The amount of the charge that corresponds to each of the fiscal years 2001, 2002 and 2003 is less than 2% of net income for each of those years.

The Company’s revenues are generated via the sale of products in the following categories:

	Fiscal Year Ended
	April 27,	April 28,	April 30,
	2005	2004	2003
	(52 Weeks)	(52 Weeks)	(52 Weeks)
	(Unaudited)
	(Dollars in thousands)
Ketchup, condiments and sauces	$3,234,229	$3,047,662	$2,766,134
Frozen foods	2,209,586	1,947,777	1,972,200
Convenience meals	2,005,468	1,874,272	1,696,977
Infant foods	855,558	908,469	871,801
Other	607,456	636,358	929,724
Total	$8,912,297	$8,414,538	$8,236,836

The Company has significant sales and long-lived assets in the following geographic areas. Sales are based on the location in which the sale originated.  Long-lived assets include property, plant and equipment, goodwill, trademarks and other intangibles, net of related depreciation and amortization.

	Fiscal Year Ended
	Net External Sales			Long-Lived Assets
	April 27,	April 28,	April 30,
	2005	2004	2003	April 27,	April 28,	April 30,
	(52 Weeks)	(52 Weeks)	(52 Weeks)	2005	2004	2003
	(Dollars in thousands)
United States	$3,379,961	$3,167,424	$3,114,105	$1,894,964	$1,857,041	$1,830,059
United Kingdom	1,874,424	1,703,748	1,574,258	751,496	707,763	660,752
Other	3,657,912	3,543,366	3,548,473	2,479,204	2,246,217	2,061,404
Total	$8,912,297	$8,414,538	$8,236,836	$5,125,664	$4,811,021	$4,552,215

EXHIBIT 10-B

HJ Heinz Co (HNZ)

BUSINESS SUMMARY

H. J. Heinz Company engages in the manufacture and marketing of a line of processed food products throughout the world. Its principal products include ketchup, condiments and sauces, frozen food, soups, beans and pasta meals, tuna and other seafood products, infant food, and other processed food products. The company sells its products through direct sales force; and independent brokers, agents, and distributors to chain, wholesale, cooperative and independent grocery accounts, pharmacies, mass merchants, club stores, foodservice distributors, and institutions, including hotels, restaurants, and government agencies. H.J. Heinz was founded in 1869 and is headquartered in Pittsburgh, Pennsylvania.

EXHIBIT 10-C

Heinz World

Consumer FAQs

Promotions

Heinz Meal Planner

Red Zone Recipes

Kosher Tradition

Shop Heinz

Heinz World

Heinz means a lot of things to a lot of people. In America, it’s become almost synonymous with ketchup. In England, “Beanz Meanz Heinz.” But did you know that Heinz is also a leader in markets that include baby food, tuna fish, potatoes, frozen entrées and much more?

Here’s your chance to get acquainted with all that Heinz has to offer, learn about nutrition and “meet” the associations with whom Heinz is affiliated.

Staying On Top of Condiments

Meals in Minutes

Feeding the Baby

Staying On Top of Condiments

Heinz Light

To further consolidate Heinz’s pre-eminent leadership in the Venezuelan Ketchup market, Heinz Venezuela recently introduced a Light Ketchup. This product is specially designed for health conscious consumers that don’t want to compromise flavor. Heinz Light Ketchup taste and appearance is comparable to the classic Heinz version, but with 33% less calories and carbohydrates. It is available in 14 Oz. glass bottle.

Heinz has also added Light Soy and Light Woozy to its sauces portfolio, as well as a new Diet Gelatine under the Sonrissa brand.

Heinz will continue to taste better while offering more options to the consumer.

New Image for Nenerina and Polly products

To continue developing and strengthening the Polly and Nenerina brands, Heinz Venezuela renewed the images of the most traditional infant cereal and rice flour products in the local market. The Nenerina relaunch will also be supported with TV advertising and PR efforts.

Sonrissa Gelatine — Relaunch

Heinz Venezuela relaunched its Sonrissa Gelatine with a rejuvenated image and improved formula. The new image includes a colorful and fun package design. A “gelatin cube” character performing extreme sports has been developed; each flavor shows a different sport. The consistency and flavor of the product have been improved making it a winner formula in blind tests.

The relaunch will be supported by and ad campaign with a new selling line: Sonrissa... muchas más risas = Sonrissa... much more laughs (Sonrisa means smile in spanish).

Heinz Turns Ketchup Upside Down!

Now get the same great thick & rich taste of Heinz Tomato Ketchup when you want it and where you want it with Heinz Easy Squeeze!TM The upside-down bottle design ensures that your ketchup is always ready when you are, and the stay-clean cap with control valve gives you total control over where your ketchup goes. Available in two sizes: 20-ounce and 32-ounce.

Pour It On...

Now you can pour on the Heinz Ketchup without piling on carbs or calories. That’s because Heinz has introduced Heinz One

Carb Ketchup. The product has – you guessed it – one gram of total carbohydrates per serving vs. four grams per serving in traditional Heinz Ketchup. And Heinz One Carb Ketchup is no one-trick pony. The condiment also has 75 percent less sugar and only one-third the calories of the traditional variety. Probably the only thing it doesn’t have less of is flavor – the taste of One Carb Ketchup is comparable to the classic Heinz version. View some recipe ideas now.

Heinz Organic Ketchup!

Heinz Organic Ketchup is the latest in a line of breakthrough ideas by Heinz that has transformed the ketchup, condiments and sauces category in the U.S.

Available in a 15-ounce, plastic squeeze bottle, Heinz Organic Ketchup is made from 100 percent certified organic vine-ripened tomatoes, as well as other certified organic and natural ingredients such as organic sugar, spices and onion powder.

Heinz Organic Ketchup is available in the condiment aisle, and/or the organic section of your supermarket. It’s also available in organic and specialty food stores. Click here to find out more.

Heinz Hot & Spicy Ketchup Kick’rs has the same great taste of Heinz Ketchup-but with a “kick” of Hot & Spicy flavor. It’s the answer for adults craving bolder flavors in a rich ketchup base.

Our secret blend of premium herbs and spices has made Heinz 57 Sauce an American favorite for over 90 years! With a unique rich flavor unequalled by any other Steak Sauce, it’s no wonder that Heinz 57 Sauce is served in America’s great Steak Houses.

EZ MarinaderTM—

All the flavor, none of the fuss!

If you like marinating, you’ll love EZ MarinaderTM! It’s the country’s first ready-to-use liquid marinade in a flavor-sealed bag. Now you can dress up your meat, poultry and vegetables the EZ way! EZ Marinader is available in three mouth-watering flavors—Jack Daniel’s® Mesquite, Classico® Garlic and Herb, and Mr. Yoshida’s® Teriyaki. Each 12-ounce bag is large enough to marinate a meal for four to six! Click here to learn more.

Jack Daniel’s® Grilling Sauce comes in four distinctive flavors — Original No.7 Barbecue Recipe™, Sizzling Smokehouse Blend, Tennessee Hickory Mesquite and Spicy Western Chargrill. Before your next barbecue, check out our tips on how to host the Ultimate Grilling Party, and try a few practice runs with our exciting grilling recipes.

Hot, sweet, tangy...what flavor are you?

Click here to take the flavor-finder quiz and see what recipes suit your taste. Get helpful hints, time-saving tips and fun recipes for kids, too.

When the Portuguese want to enjoy terrific tomato taste, they turn to Guloso. Guloso can make almost any dish special with its rich and nutritious goodness. What can Guloso do to pep up your meals? Pick some up today and find out.

Salad Cream

Click Here for a funky look at the condiment craze that’s sweeping the UK. This groove-a-licious Web site is packed with cool contests, spacey surveys, toys for girls and boys, and much more.

Mr. Yoshida’s® Fine Sauces adds fun and flavor to everyday meals. A versatile marinade and cooking sauce, Mr. Yoshida’s Fine Sauces is great for beef, pork, chicken or vegetables. Click here to learn more about three exciting flavors.

Quick Condiment Fact! Heinz Ketchup, Tomato Juice and Soup are loaded with Lycopene. Lycopene is what gives tomatoes their bright red color. It’s also a proven anti-oxidant that may lower the risk of certain diseases, including cancer and heart disease. Not only does Heinz Ketchup taste good, but it’s good for you. So keep pouring it on! Lycopene research is ongoing. Read the latest.

And if you can’t get enough tomato talk, check out HeinzSeed. Heinz USA began tomato breeding in 1936 to help ensure that all tomato factories would have the best tomatoes for their product lines. Today, HeinzSeed continues to develop varieties for Heinz and major industry markets. Click Here to learn more.

Back to Top

Meals in Minutes

At Heinz, we not only try to make your life tastier and healthier, we also work hard to offer products that will make your life easier.

When it comes to the world’s most profitable branded potato processor, all “eyes” are on Ore-Ida. Click Here to whip up spectacular spud specialties and learn everything you’ve ever wanted to know about Ore-Ida potatoes.

Bring Home the Fun with Poppers®!

The top stuffed mild jalapeño snack is full of flavor and full of fun! With 11 different varieties to choose from, you can pop some fun into any menu!

Click here to see the full line of Poppers®... and get some great recipes for delicious dips!

There are many reasons to become a vegetarian, but we’re pretty sure that this is the most delicious. Try one today, and see just how delectable vegetarian cuisine can be. Click here to view the Linda McCartney site.

Bursting with flavor, Bagel Bites are perfect for kids who consider Action to be a way of life. You can find out all there is to know about these snacking sensations at the Bagel Bites Web site. They might be small in size, but as soon as you explore the site, you’ll realize just how big Bagel Bites really are.

In 1931, Olivine in Zimbabwe started producing a range of soaps and cooking oil. Today, it also manufactures ketchup, baked beans, canned vegetables and pet foods. Olivine brings families in Zimbabwe top quality food and other household products.

Wyler’s pioneered the development of bouillon and dry soup mix as we know them today — and after 70 years, Wyler’s is still known for rich, homemade taste. Click here for easy and flavorful recipe ideas.

Weight Watchers Foods

Lose weight, feel great, and do it all — deliciously. Indulge, while you battle the bulge, with these fast and fit-conscious meals.

Smart Ones entrees the delicious way to look and feel your best. Try our Entrées, Bowls, Pizzas, Desserts and even our new Smartwich! Click here to learn more.

Leave it up to Heinz to bring the fresh, quality ingredients prepared with that homestyle touch out of Boston Market® and into the supermarket. Now, that same great taste you’ve come to know and love is available in a freezer section near you.

Feeding the Baby

How’s this for Baby Talk! Heinz has been making baby food since 1930, and offers everything from specially prepared vegetables, fruits and meats for infants to “main meals” and desserts specially created for toddlers, and even a range of snack items for preschoolers.

Canadian moms and dads could spend all day surfing this site. It’s packed with expert nutritional information, free coupons and tips, meal planners and the latest products and promotions. Click Here to find out all you need to know about feeding your baby right.

Parents everywhere trust Heinz. That’s why in Italy, the Plasmon Environmental Oasis program is the hallmark of purity and safety. Click Here to learn more about it.

Britain’s smartest moms and dads know how special Farley’s Baby Food is. That’s probably why more parents choose Farley’s for their infants over any other baby food product. For more information, please visit farleyscloserbynature.co.uk.

tinytums.co.uk is the definitive baby food site in the UK for parents, carers,

health care professionals and mums and dads-to-be. Click Here for information on Pregnancy, Products, and Feeding Your Baby.

Ne-nerina Cereal Mixes

Ne-nerina is a range of non-precooked cereals, used to prepare porridges and to thicken milk of baby bottles.

Polly Rice Flour

Polly, is a rice flour mainly used also for infant feeding and to prepare a traditional Venezuelan beverage (called chicha) consumed by the entire family.

Polly Mi Chicha

Mi Chicha Polly is an instant “chicha” mix that targets consumers who are looking for convenience and are willing to pay more for an instant product.

EXHIBIT 11-A

4.             Business and Geographic Segment Information

Campbell Soup Company, together with its consolidated subsidiaries, is a global manufacturer and marketer of high quality, branded convenience food products.  The company is organized and reports the results of operations is four segments: North America Soup and Away From Home, North America Sauces and Beverages, Biscuits and Confectionery, and international Soup and Sauces.

The North America Soup and Away From Home segment comprises the retail soup and Away From Home business in the U.S. and Canada.  The U.S. retail business includes in Campbell’s brand condensed and ready-to-serve soups and Swanson broths.  The segment includes the company’s total business in Canada, which comprises Habitant and Campbell’s soups.  Prego pasta sauce and V8 juices.  The Away From Home operations represent the distribution of products such as Campbell’s soups, Campbell’s specialty entrees, beverage products, other prepared foods and Pepperidge Farm products through various food service channels in North America.  The North America Sauces and Beverages segment includes U.S. retail sales for Prego pasta sauces, Pace Mexican sauces, Franco-American  canned pastas and gravies, V8 vegetable juices, V8 Splash juice beverages, Campbell’s tomato juice, as well as the total of all businesses in Mexico and other Latin American and Caribbean countries.  The Biscuits and Confectionery segment includes all retail sales of Pepperidge Farm cookies, crackers, breads and frozen products in the United States, Arnott’s biscuits and crackers in Australia and Asia Pacific, Arnott’s Snackfoods salty snacks in Australia, and Godiva chocolates worldwide.  The international Soup and Sauces segment comprises operations outside of North America, including Erasco and Heisse Tasse soups in Germany, Liebig and Royco soups and Lesieur sauces in France, Campbell’s and Batchelors soups, OXO stock cubes and Homepride sauces in the United Kingdom, Devos Lemmens mayonnaise and cold sauces and Campbell’s and Royco soups in Belgium, Big Band soups and sauces in Sweden, and McDonnells and Erin soups in Ireland.  In Asia Pacific, operations include Campbell’s soups and stock and Swanson broths across the region.

Accounting policies for measuring segment assets and earnings before interest and taxes are substantially consistent with those described in Note 1. The company evaluates segment performance before interest and taxes.  The North America Soup and Away From Home and North America Sauces and Beverages segments operate under an integrated supply chain organization, sharing substantially all manufacturing, warehouse, distribution and sales activities.  Accordingly, assets have been allocated between the two segments based on various measures, for example, budgeted production hours for fixed assets and depreciation.

The company’s largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 13% of consolidated net sales in 2004 and 12% during 2003 and 2002.  All of the company’s segments sold products to Wal-Mart Stores, Inc. or its affiliates.

Segment financial information for 2003 reflects the adoption of SFAS No. 142 as discussed in Note 3.  Operating segment results for 2002 have been adjusted to reflect the pro forma impact of amortization eliminated under the standard. Amortization expense of $70 for 2002 has been eliminated from the prior period results.

Information about operations by business segment, reflecting the reclassifications described in Note 1, is as follows:

Business Segments

2004	Net Sales	Earnings Before Interest and Taxes(2)	Depreciation and Amortization	Capital Expen- ditures	Segment Assets
North America Soup and Away From Home	$2,699	$602	$64	$97	$1,357
North America Sauces and Beverages	1,246	268	35	53	1,249
Biscuits and Confectionary	1,982	216	91	83	1,764
International Soup and Sauces	1,182	135	41	40	1,959
Corporate and Eliminations(1)	—	(106)	29	15	346
Total	$7,109	$1,115	$260	$288	$6,675

2003	Net Sales	Earnings Before Interest and Taxes(3)	Depreciation and Amortization	Capital Expen- ditures	Segment Assets
North America Soup and Away From Home	$2,606	$632	$62	$71	$1,237
North America Sauces and Beverages	1,246	289	34	42	1,213
Biscuits and Confectionery	1,774	212	85	115	1,680
International Soup and Sauces	1,052	128	30	34	1,775
Corporate and Eliminations(1)	—	(156)	32	21	300
Total	$6,678	$1,105	$243	$283	$6,205

2002	Net Sales	Earnings Before Interest and Taxes(1)	Depreciation and Amortization	Capital Expen- ditures	Segment Assets
North America Soup and Away From Home	$2,524	$634	$58	$75	$1,263
North America Sauces and Beverages	1,182	257	32	47	1,228
Biscuits and Confectionery	1,507	186	90	100	1,276
International Soup and Sauces	920	120	27	28	1,632
Corporate and Eliminations(1)	—	(143)	42	19	322
Total	$6,133	$1,054	$249	$269	$5,721

(1)          Represents unallocated corporate expenses and unallocated assets, including corporate offices, deferred income taxes and investments.

(2)          Contributions to earnings before interest and taxes by segment include the effect of a fourth quarter 2004 restructuring charge of $32 as follows: North America Soup and Away From Home - $7, North America Sauces and Beverages - $8. Biscuits and Confectionery $12, International Soup and Sauces - $9, and Corporate $1.

(3)          Contributions to earnings before interest and taxes by the Biscuits and Confectionery segment include the effect of costs of $1 in 2003 and $20 in 2002 associated with the Australian manufacturing reconfiguration.

Geographic Area Information

Information about operations in different geographic areas is as follows:

Net Sales	2004	2003	2002
United States	$4,581	$4,549	$4,339
Europe	1,090	969	843
Australia/Asia Pacific	965	779	554
Other countries	570	492	502
Adjustments and eliminations	(97)	(111)	(105)
Consolidated	$7,109	$6,678	$6,133

Earnings before Interest and taxes	2004	2003	2002
United States	$909	$965	$913
Europe	132	126	92
Australia/Asia Pacific	96	93	41
Other countries	84	77	81
Segment earnings before interest and taxes	1,221	1,261	1,127
Unallocated corporate expenses	(106)	(156)	(143)
Consolidated	$1,115	$1,105	$984

Identifiable assets	2004	2003	2002
United States	$2,898	$2,774	$2,797
Europe	1,890	1,718	1,586
Australia/Asia Pacific	1,184	1,100	725
Other countries	357	313	288
Corporate	346	300	325
Consolidated	$6,675	$6,205	$5,721

Transfers between geographic areas are recorded at cost plus markup or at market.  Identifiable assets are those assets, including goodwill, which are identified with the operations in each geographic region.  The restructuring charge of $32 in 2004 was allocated to the geographic regions as follows: United States – $12, Europe – $9, Australia/Asia Pacific – $10, and Other countries – $1.  The restructuring charge in 2002 was allocated to Australia/Asia Pacific.

EXHIBIT 11-B

Campbell Soup Co (CPB)

BUSINESS SUMMARY

Campbell Soup Company engages in the manufacture and marketing of convenience food products. The company operates in Sauces and Beverages, and Biscuits and Confectionery segments. The Sauces and Beverages segment offers pasta sauces, Mexican sauces, canned pastas and gravies, vegetable juices, juice beverages, and tomato juice in the United States, Mexico, and other Latin American and Caribbean countries. The Biscuits and Confectionery segment offers cookies, crackers, breads, and frozen products in the United States; biscuits and crackers in Australia and Asia Pacific; salty snacks in Australia; and chocolates worldwide. In addition, Campbell also offers soups and sauces in Germany, France, the United Kingdom, Belgium, Sweden, and Ireland. The company sells its products through own sales force, as well as through broker and distributor arrangements. Campbell was incorporated in 1922 and is headquartered in Camden, New Jersey.

EXHIBIT 11-C

Welcome	Our Brands	What’s New	Online Shop	Contact Us	Campbell Soup Company	Visit one of our product sites....

Visit Campbell Around the World: [NORTH AMERICA]   [LATIN AMERICA]  [EUROPE]  [ASIA & AUSTRALIA]

Campbell’s® Carb RequestTM Soups
Campbell’s® ChunkyTM Soups
Campbell’s® Condensed Soups
Campbell’s® Kids soups
Campbell’s® Healthy Request® Soups

Campbell’s® Kitchen ClassicsTM Soups
Campbell’s® SelectTM Soups
Campbell’sTM Gravies
Campbell’sTM SpaghettiOs® Pasta

Campbell’s Supper Bakes® Meal Kits

Pace® Foods

Prego® Sauces Prego® pasta bake sauce

Campbell’s® Soup at Hand® Soup

Campbell’s® tomato juice

Pepperidge Farm® Pepperidge Farm® Snacks Pepperidge Farm® Puff Pastry

Swanson® Broth

V8® Beverages

Campbell Away From Home

Visit one of our product sites....

Campbell’s® Chunky Soups
Campbell’s® Select Soups

Campbell’s® Supper Bakes

Campbell’s® Tomato Juice

Campbell’s™ SpaghettiOs®

Pace® Foods

Pepperidge Farm®

Goldfish® Crackers

Pepperidge Farm® Puff

Pastry

Prego®

Swanson® Broth

V8® Juices

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Supperbakes.com

Spaghettios.com

Puffpastry.com

PFGoldfish.com

Pacefoods.com

Chunky.com

Campbellshop.com

Campbell Soup Company

Home	Products	Nutrition	Promotions	V8® Diet	FAQs

There’s a V8® to Suit Every Taste

Whether you prefer the zesty vegetable goodness of V8® 100% Vegetable Juice, the fruity tasting refreshment of V8 Splash® juice drinks, or the smooth and delicious V8 Splash® Smoothies, we’ve got something for you. And with the nutrition you expect from V8® in every glass, you know whichever V8® you choose is a smart choice.

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V8® 100% Vegetable Juices

V8 Splash® juice beverages

V8 Splash® Smoothies

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EXHIBIT 12-A

KRAFT FOODS INC filed this 10-K on 03/11/2005.

Operating Results by Reportable Segment

Kraft North America Commercial

	For the Years Ended December 31,
	2004	2003	2002
	(in millions)

Volume (in pounds):
U.S. Beverages	2,968	2,634	2,444
U.S. Cheese, Canada & North America Foodservice	4,527	4,373	4,273
U.S. Convenient Meals	2,205	2,171	2,164
U.S. Grocery	1,690	1,678	1,688
U.S. Snacks & Cereals	2,424	2,389	2,476
Volume (in pounds)	13,814	13,245	13,045

Net revenues:
U.S. Beverages	$2,555	$2,433	$2,338
U.S. Cheese, Canada & North America Foodservice	7,420	6,716	6,399
U.S. Convenient Meals	4,250	4,058	3,974
U.S. Grocery	2,425	2,388	2,356
U.S. Snacks & Cereals	5,410	5,342	5,422
Net revenues	$22,060	$20,937	$20,489

Operating companies income:
U.S. Beverages	$479	$630	$576
U.S. Cheese, Canada & North America Foodservice	989	1,271	1,255
U.S. Convenient Meals	771	817	783
U.S. Grocery	894	894	881
U.S. Snacks & Cereals	737	1,046	1,169
Operating companies income	$3,870	$4,658	$4,664

2004 compared with 2003

The following discussion compares Kraft North America Commercial’s operating results for 2004 with 2003.

Volume increased 4.3%, due primarily to an acquisition in the U.S. Beverages segment and increased shipments in the U.S. Cheese, Canada & North America Foodservice segment.

Net revenues increased $1,123 million (5.4%), due primarily to higher volume/mix ($537 million), higher net pricing ($312 million, reflecting commodity-driven price increases, partially offset by increased promotional spending), favorable currency ($164 million) and the impact of acquisitions ($117 million).

Operating companies income decreased $788 million (16.9%), due primarily to the 2004 pre-tax charges for asset impairment and exit costs ($391 million), unfavorable costs, net of higher pricing ($356 million, including higher commodity costs and increased promotional spending), higher marketing, administration and research costs ($214 million, including higher benefit costs) and the 2004 implementation costs associated with the restructuring program ($40 million), partially offset by higher volume/mix ($197 million) and favorable currency ($29 million).

31

KRAFT FOODS INC filed this 10-K on 03/11/2005.

The following discusses operating results within each of Kraft North America Commercial’s reportable segments.

U.S. Beverages.    Volume increased 12.7%, due primarily to the 2004 acquisition of a beverage business and new product introductions in refreshment beverages. In coffee, volume also increased, due to product quality improvements and the impact of an expanded distribution arrangement.

Net revenues increased $122 million (5.0%), due primarily to the impact of acquisitions ($94 million) and higher volume/mix ($85 million), partially offset by increased promotional spending ($56 million).

Operating companies income decreased $151 million (24.0%), due primarily to higher marketing, administration and research costs ($98 million), unfavorable costs and higher promotional spending ($85 million, including higher commodity costs), the 2004 pre-tax charges for asset impairment and exit costs ($9 million) and the 2004 implementation costs associated with the restructuring program ($4 million), partially offset by higher volume/mix ($49 million).

U.S. Cheese, Canada & North America Foodservice.    Volume increased 3.5%, due primarily to higher volume in foodservice and cheese. Volume in the foodservice business increased, due primarily to an acquisition of a beverage business in 2004 and higher shipments to national accounts. Cheese volume also increased, benefiting from increased promotional spending.

Net revenues increased $704 million (10.5%), due primarily to higher volume/mix ($272 million), higher pricing, net of higher promotional reinvestment spending in cheese ($248 million, reflecting commodity-driven pricing), favorable currency ($164 million) and the impact of acquisitions.

Operating companies income decreased $282 million (22.2%), due primarily to unfavorable costs, net of higher pricing ($214 million, including higher commodity costs and increased promotional spending), the 2004 pre-tax charges for asset impairment and exit costs ($111 million), higher fixed manufacturing costs ($50 million, including higher benefit costs), higher marketing, administration and research costs ($26 million) and the 2004 implementation costs associated with the restructuring program ($8 million), partially offset by higher volume/mix ($99 million) and favorable currency ($29 million).

U.S. Convenient Meals.    Volume increased 1.6%, due primarily to gains in meats and pizza, partially offset by lower shipments in meals. Meats volume increased driven by higher consumption of cold cuts, supported by higher investment spending. Pizza volume also increased, aided by new product introductions. In meals, volume declined due to the discontinuation of certain product lines in the second half of 2003.

Net revenues increased $192 million (4.7%), due primarily to higher volume/mix ($114 million), higher pricing ($75 million, reflecting commodity-driven pricing in meats and pizza) and the impact of acquisitions.

Operating companies income decreased $46 million (5.6%), due primarily to the 2004 pre-tax charges for asset impairment and exit costs ($41 million), higher marketing, administration and research costs ($38 million, including higher benefit costs), the impact of acquisitions ($5 million) and the 2004 implementation costs associated with the restructuring program ($4 million), partially offset by higher volume/mix ($40 million) and higher pricing, net of unfavorable costs ($7 million, including higher commodity costs).

U.S. Grocery.    Volume increased 0.7%, due primarily to gains in enhancers, partially offset by a decline in desserts. Volume increased in enhancers, due primarily to mayonnaise and salad dressings. In desserts, volume declined, due primarily to lower shipments of fruit snacks, partially offset by higher shipments in frozen toppings.

32

KRAFT FOODS INC filed this 10-K on 03/11/2005.

Net revenues increased $37 million (1.5%), due primarily to higher pricing and lower promotional spending ($34 million) and higher volume/mix.

Operating companies income was equal to the prior year, as lower fixed manufacturing costs ($17 million) and higher volume/mix ($10 million) were offset by the 2004 pre-tax charges for asset impairment and exit costs ($8 million), the 2004 implementation costs associated with the restructuring program ($6 million), higher marketing, administration and research costs ($5 million) and unfavorable costs, net of higher pricing.

U.S. Snacks & Cereals.    Volume increased 1.5%, as higher salted snacks and biscuits volume was partially offset by a decline in cereals. Salted snacks volume increased due to consumer nutrition trends and marketing programs in nuts. In biscuits, volume increased, driven by new product introductions. In cereals, volume declined due to low carbohydrate diet trends, which impacted the category, and increased competitive activity.

Net revenues increased $68 million (1.3%), due primarily to higher volume/mix ($62 million) and higher pricing ($11 million, including the absence of high product returns associated with new products incurred in the prior year, partially offset by increased promotional spending).

Operating companies income decreased $309 million (29.5%), due primarily to the 2004 pre-tax charges for asset impairment and exit costs ($222 million), unfavorable costs, net of higher pricing ($62 million, due to higher commodity costs and increased promotional spending), higher marketing, administration and research costs ($47 million) and the 2004 implementation costs associated with the restructuring program ($18 million), partially offset by lower fixed manufacturing costs ($40 million).

2003 compared with 2002

The following discussion compares Kraft North America Commercial’s operating results for 2003 with 2002.

Volume increased 1.5%, due primarily to contributions from new products and increased shipments in the U.S. Beverages segment and the U.S. Cheese, Canada & North America Foodservice segment, partially offset by the divestiture of a small confectionery business in 2002, consumption weakness in certain categories, primarily cookies, and trade inventory reductions.

Net revenues increased $448 million (2.2%), due primarily to favorable currency ($162 million), higher pricing, net of increased promotional spending ($157 million) and higher volume/mix ($148 million), partially offset by the divestiture of a small confectionery business in 2002 ($21 million).

Operating companies income decreased $6 million (0.1%), due primarily to unfavorable costs, net of higher pricing ($132 million, including higher commodity costs and increased promotional spending), higher fixed manufacturing costs ($82 million, including higher benefit costs) and unfavorable volume/mix ($35 million), partially offset by 2002 pre-tax charges for asset impairment and exit costs ($135 million) and the impact of lower integration costs and a loss on sale of a food factory ($107 million).

The following discusses operating results within each of Kraft North America Commercial’s reportable segments.

U.S. Beverages.    Volume increased 7.8%, due primarily to higher shipments of ready-to-drink beverages, which were aided by new product introductions. In coffee, volume declined, impacted by competitive activity and a category decline due to higher prices.

Net revenues increased $95 million (4.1%), due to higher volume/mix ($82 million) and lower promotional spending, net of lower pricing ($13 million).

Operating companies income increased $54 million (9.4%), due primarily to the impact of lower integration costs ($58 million), higher volume/mix ($33 million) and the 2002 pre-tax charges for asset

33

EXHIBIT 12-B

Kraft Foods Inc (KFT)

BUSINESS SUMMARY

Kraft Foods, Inc., through its subsidiaries, engages in the manufacture and sale of branded foods and beverages in the United States, Canada, Europe, Latin America, Asia Pacific, and the Middle East and Africa. The company manufactures and markets packaged food products, consisting primarily of snacks, such as cookies, crackers, salted snacks, and confectionery; beverages, including coffee, aseptic juice drinks, and powdered beverages; and cheese and dairy, comprising natural, process, and cream cheeses. It also offers grocery, including ready-to-eat cereals, enhancers, and desserts; and convenient meals, comprising frozen pizza, packaged dinners, lunch combinations, and processed meats. The company’s products are sold to supermarket chains, wholesalers, supercenters, club stores, mass merchandisers, distributors, convenience stores, gasoline stations, drug stores, value stores, and other retail food outlets. Kraft Foods was incorporated in 2000 and is headquartered in Northfield, Illinois.

Brands North American Brands

U.S. Brands

•                  Beverages

•                  Convenient Meals

•                  Cheese & Dairy

•                  Grocery

•                  Snacks

Beverages

Coffee
General Foods International
Gevalia
Maxim
Maxwell House
Sanka
Seattle’s Best Coffee*
Starbucks*
Tazo*
Torrefazione Italia*
Yuban

Frozen Treats
Kool-Aid Slushies

Powdered Soft Drinks
Country Time
Crystal Light
Kool-Aid
Tang

Ready-to-Drink
Capri Sun*
Country Time
Crystal Light
Fruit20
Kool-Aid Bursts
Tang
Veryfine

Convenient Meals

Bacon
Oscar Mayer
Louis Rich

Cold Cuts
Oscar Mayer
Louis Rich

Dinner Kits
Taco Bell*

Frozen Pizza
California Pizza Kitchen*
DiGiorno
Jack’s
Tombstone

Hot Dogs
Oscar Mayer

Lunch Combinations
Lunchables

Macaroni & Cheese Dinner
Back to Nature
It’s Pasta Anytime
Kraft
Kraft Easy Mac
Velveeta

Meat Alternatives
Boca

Meat Snacks
Tombstone

Pastas and Sauces
DiGiorno

Cheese & Dairy

Cheese Cubes
Back to Nature
Kraft

Cold Pack Cheese
Woody’s

Cottage Cheese
Breakstone’s
Knudsen
Light n’ Lively

Cream Cheese
Back to Nature
Philadelphia
Temp-tee

Grated Cheese
Kraft

Hummus
Athenos

Natural Cheese
Athenos
Churny
Cracker Barrel
DiGiorno
Handi-Snacks
Harvest Moon
Hoffman’s
Kraft
Polly-O

Process Cheese Loaves
Kraft Deluxe
Old English
Velveeta

Process Cheese Sauce
Cheez Whiz

Process Cheese Slices
Back to Nature
Kraft Deli Deluxe
Kraft Free Singles
Kraft Singles
Kraft 2% Milk Singles
Velveeta

Process Cheese Spread
Easy Cheese

Shredded Cheese
Back to Nature
Kraft

Grocery

Baking Chocolate/Coconut
Baker’s

Baking Powder
Calumet

Barbecue Sauce
Bull’s-Eye
CarbWell
Kraft

Breakfast Beverage
Postum

Cereal Bars
Post CarbWell
Post Honey Bunches of Oats

Coating Mix
Shake ‘n Bake
Oven Fry

Condiments
Grey Poupon
Kraft
Sauceworks

Cooked Cereal
Cream of Wheat

Dips
Kraft

Dog Snacks
Milk-Bone

Dry Packaged Desserts
Dream Whip
D-Zerta
Jell-O
Knox Gelatine
Minute

Energy Bars
Balance
Balance CarbWell

Fruit Preservatives
Ever Fresh

Frozen Whipped Topping
Cool Whip

Ice Cream Topping
Kraft

Pasta Salads
Kraft

Pectins
Certo
Sure-Jell

Pickles/Sauerkraut
Claussen

Pie Crusts
Honey Maid
Nilla
Oreo

Ready-to-Eat Cereals
Back to Nature
Post
Alpha-Bits
Banana Nut Crunch
Blueberry Morning
CarbWell
Cinna-Cluster Raisin Bran
Cranberry Almond Crunch
Frosted Shredded Wheat
Fruit & Fibre
Golden Crisp
Grape-Nuts
Great Grains
Honey Bunches of Oats
Honeycomb
Natural Bran Flakes
Oreo O’s
Pebbles*
Raisin Bran
Shredded Wheat
Shredded Wheat ‘n Bran
Spoon Size Shredded Wheat
Toasties
Waffle Crisp
100% Bran

Rice
Minute

Salad Dressings
Good Seasons
Kraft
Kraft CarbWell
Seven Seas

Sour Cream
Breakstone’s
Knudsen

Spoonable Dressing
Kraft Mayo
Miracle Whip

Steak Sauce, Marinade, Worcestershire
A. 1.
A. 1. CarbWell

Stuffing Mix
Stove Top

Yogurt
Breyers*
Jell-O
Light n’Lively

Snacks

Cookies
Back to Nature
Barnum’s Animals
Biscos
Café Creme
Cameo
Chips Ahoy!
Dad’s
Famous Chocolate Wafers
Family Favorites
Old Fashioned
Ginger Snaps
Lorna Doone
Mallomars
Marshmallow Twirls
National Arrowroot
Newtons
Nilla
Nutter Butter
Oreo
Pecan Passion
Pecanz
Pinwheels
SnackWell’s
SnackWell’s CarbWell
Social Tea
Stella D’oro
Teddy Grahams
Wild Thornberry’s*

Crackers
Air Crisps
Back to Nature
Better Cheddars
Cheese Nips
Crown Pilot
Doo Dad
Flavor Crisps
Harvest Crisps
Honey Maid
Nabisco Grahams
Nabs
Premium
Ritz
Royal Lunch
SnackWell’s
Stoned Wheat Thins
Triscuit
Uneeda
Wheatsworth
Wheat Thins
Zwieback

Ice Cream Cones
Comet Cups

Packaged Food Combinations
Handi-Snacks
Lunchables

Refrigerated Ready-to-Eat Desserts
Jell-O
Handi-Snacks

Snack Bars
Honey Maid
Newtons
Planters CarbWell
SnackWell’s CarbWell

Snack Nuts
Corn Nuts
PB Crisps
Planters

Sugar Confectionery
Altoids
Callard & Bowser
CremeSavers Hard Candy
CremeSavers Soft Candy
Jet-Puffed
Kraft Caramels
Life Savers
Milka L’il Scoops
Nabisco Fun Fruits
Terry’s
Tobler
Toblerone
Trolli

*BreyArs is a registered trademark owned and licensed by Unilever, N.V.

*Capri Sun is a registered trademark of Rudolf Wild GmbH & Co. KG, used under license.

*California Pizza Kitchen is a trademark owned and licensed by California Pizza Kitchen, Inc.

*Pebbles is a registered trademark of Hanna-Barbera Productions, Inc. Licensed by Hanna-Barbera Productions, Inc.

*Starbucks is a registered trademark of Starbucks U.S. Brands Corporation.

*Nickelodeon and all related titles, characters and logos are trademarks owned and licensed by Viacom International Inc. All rights reserved.

*Taco Bell is a registered trademark owned and licensed by Taco Bell Corp.

*Tazo is a wholly owned subsidiary of Starbucks Corporation.

*Seattle’s Best Coffee and Torrefazione Italia are registered trademarks of Starbucks Corporation.

Notes to Consolidated Financial Statements	The Procter & Gamble
Company and Subsidiaries
65

EXHIBIT 13-A

Note 12 Segment Information

The Company is organized into five product-based Global Business Units. The segments, which are generally determined by the product type and end-point user benefits offered, manufacture and market products as follows:

•                  Fabric and Home Care includes laundry detergents, dish care, fabric enhancers and surface cleaners.

•                  Beauty Care includes retail and professional hair care, skin care, feminine care, cosmetics, fine fragrances and personal cleansing.

•                  Baby and family Care includes diapers, baby wipes, bath tissue and kitchen towels.

•                  Health Care includes oral care, personal health care, pharmaceuticals and pet health and nutrition.

•                  Snacks and Beverages includes coffee, snacks, commercial services and juice. In August 2004, the Company divested the juice business.

Effective July 1, 2004, the Company realigned its businesses and associated management responsibilities to three business units: Beauty Care; Health, Baby and Family Care; and Household Care, which will include the current Fabric and Home Care business as well as the Snacks and Beverages business.

The accounting policies of the operating segments are generally the same as those described in Note 1, Summary of Significant Accounting Policies. Differences from these policies and U.S. GAAP primarily reflect: income taxes, which are reflected in the business segments using estimated local statutory rates; the recording of fixed assets at historical exchange rates in certain high inflation economies; and the treatment of unconsolidated investees. Unconsolidated investees are managed as integral parts of the Company’s business units for management and segment reporting purposes. Accordingly, these partially owned operations are reflected as consolidated subsidiaries in segment results, with 100% recognition of the individual income statement line items through before-tax earnings, while after-tax earnings are adjusted to reflect only the Company’s ownership percentage. Entries to eliminate the individual revenues and expenses, adjusting the method of accounting to the equity method as required by U.S. GAAP, are included in Corporate.

Corporate includes certain operating and non-operating activities that are not reflected in the operating results used internally to measure and evaluate the operating segments, as well as eliminations to adjust management reporting principles to U.S. GAAP. Operating activities in Corporate include the results of incidental businesses managed at the corporate level along with the elimination of individual revenues and expenses generated by companies over which the Company exerts significant influence, but does not control. Operating elements also comprise intangible asset amortization, certain employee benefit costs and other general corporate items. The non-operating elements include financing and investing activities. In addition, Corporate includes the historical results of certain divested businesses of the former Food and Beverage segment. Corporate assets primarily include cash, investment securities, goodwill and other non-current intangible assets.

The Company had net sales in the U.S. of $23,688, $21,853 and $21,198 for the years ended June 30, 2004, 2003 and 2002, respectively. Assets in the U.S. totaled $23,687 and $23,424 as of June 30, 2004 and 2003, respectively.

The Company’s largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 17%, 18% and 17% of consolidated net sales in 2004, 2003 and 2002, respectively. These sales occured primarily in the U.S.

Millions of dollars except per share amounts

		Fabric and Home Care	Beauty Care	Baby and Family Care	Health Care	Snacks and Beverages	Corporate	Total
Net Sales	2004	$13,868	$17,122	$10,718	$6,991	$3,482	$(774)	$51,407
	2003	12,560	12,221	9,933	5,796	3,238	(371)	43,377
	2002	11,618	10,723	9,233	4,979	3,249	436	40,238
Before-Tax Earnings	2004	3,287	3,662	1,623	1,448	557	(1,227)	9,350
	2003	3,080	2,899	1,448	1,034	460	(1,391)	7,530
	2002	2,728	2,354	1,272	795	476	(1,242)	6,383
Net Earnings	2004	2,203	2,422	996	962	363	(465)	6,481
	2003	2,059	1,984	882	706	306	(751)	5,186
	2002	1,831	1,610	738	521	303	(651)	4,352
Depreciation and Amortization	2004	331	393	550	153	119	187	1,733
	2003	332	345	558	156	125	187	1,703
	2002	326	339	503	163	121	241	1,693
Total Assets	2004	5,512	7,869	7,229	2,639	1,831	31,968	57,048
	2003	5,174	5,389	6,974	2,642	2,040	21,487	43,706
Capital Expenditures	2004	538	433	714	164	134	41	2,024
	2003	357	343	548	144	125	(35)	1,482
	2002	368	354	702	158	125	(28)	1,679

EXHIBIT 13-B

Procter & Gamble Co (PG)

BUSINESS SUMMARY

The Procter & Gamble Company engages in the manufacture and marketing of a range of consumer products, worldwide. It operates in five segments: Fabric and Home Care, Baby and Family Care, Beauty Care, Health Care, and Snacks and Beverages. The company’s Fabric and Home Care segment includes dish care, house hold cleaners, laundry, paper products, and fabric care. Its Baby and Family Care segment provides baby care and paper products. The Beauty Care segment provides antiperspirants/deodorants, colognes, cosmetics, feminine protection, hair care, hair color, personal cleansing, fragrances, and skin care. Its Health Care segment’s products include health care, oral care, and prescription drugs. The company’s Snacks and Beverages Segment provides snacks and beverages. The company’s customers include mass merchandisers, grocery stores, membership club stores, and drug stores. Procter & Gamble markets approximately 300 branded products in approximately 160 countries. The company was founded in 1837 by William Procter and James Gamble. Procter & Gamble is headquartered in Cincinnati, Ohio.

EXHIBIT 13-C

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